building relationships. one neighbor at a time.



home savings and loan ▪ butler wick corp.

UNITED COMMUNITY
FINANCIAL CORP.



Sandusky
Cleveland
Youngstown
Akron
Canton

one neighbor at a time.

Home Savings
Ohio

ASHLAND
Ashland

COLUMBIANA
Arrowhead
East Palestine
Lisbon
Salem

CUYAHOGA
Beachwood

ERIE
Sandusky

HURON
Bellevue
Norwalk
Willard-Blossom
Willard-Downtown

LAKE
Mentor

MAHONING
Austintown
Boardman
Canfield
Kirk Road
Lincoln Knolls
Poland
South Side
Struthers
Youngstown

RICHLAND
Lexington

STARK
Canton

SUMMIT
Stow

TRUMBULL
Eastwood
Howland
Liberty

Butler Wick
Ohio

COLUMBIANA
Salem

CUYAHOGA
Cleveland

MAHONING
Canfield
Youngstown

PORTAGE
Kent

STARK
Alliance
Canton

Pennsylvania

MERCER
Sharon

VENANGO
Franklin

United Community Financial Corp. is the holding company for The Home Savings and Loan Company and Butler Wick Corp. Home Savings is a community-oriented financial institution that has been serving customers in Ohio's Mahoning Valley for more than 112 years. Butler Wick, through its subsidiaries, has served northeastern Ohio and western Pennsylvania since 1926, providing securities brokerage, asset management, trust services, insurance products, public finance and other underwriting services. Through acquisitions and internal growth, Home Savings has expanded its market to encompass 29 offices in 12 counties across northern Ohio. A pending acquisition is expected to add another four locations in 2002. Butler Wick has also grown, opening new offices and introducing new products and services that have generated profitable growth. ■ At United Community Financial, we are committed to increasing shareholder value through continued profitable growth, and we know how to do it. It's all about building relationships, one neighbor at a time.



DEPOSITS

■ CERTIFICATES OF DEPOSIT	60.14%
☐ SAVINGS ACCOUNTS	18.61%
☐ MONEY MARKET ACCOUNTS	10.93%
■ INTEREST-BEARING CHECKING	7.71%
☐ NON-INTEREST CHECKING	2.61%



LOANS

■ REAL ESTATE LOANS	89.98%
☐ CONSUMER LOANS	7.40%
☐ COMMERCIAL LOANS	2.62%

FINANCIAL HIGHLIGHTS

At December 31, (IN THOUSANDS, EXCEPT PER SHARE ITEMS)	**2001**	2000	1999
Total assets	**$1,944,780**	$1,300,199	$1,327,573
Loans, net	**1,406,479**	876,653	723,087
Deposits	**1,383,418**	900,413	834,087
Shareholders' equity	**261,880**	261,899	256,868
Book value per common share	**7.34**	7.02	6.80
Market value per common share	**7.20**	6.94	9.94
Common shares outstanding	**35,668**	37,317	37,758
FOR THE YEAR			
Net interest income	**$ 56,942**	$ 47,518	$ 55,687
Non-interest income	**28,449**	24,754	22,721
Net income	**15,679**	11,614	10,395
Net income per common share			
Basic	**$ 0.49**	$ 0.35	$ 0.31
Diluted	**0.48**	0.35	0.30
Dividends paid per common share	**0.30**	0.30	0.30


NET INCOME PER COMMON SHARE DILUTED (IN DOLLARS)
$0.30
$0.35
$0.48
1999
2000
2001


TOTAL ASSETS (IN THOUSANDS)
$1,327,573
$1,300,199
$1,944,780
1999
2000
2001

dear fellow shareholders



Indian Scout
THE BUTLER INSTITUTE OF AMERICAN ART
YOUNGSTOWN, OHIO

United Community Financial Corp. is committed to increasing shareholder value through the implementation of strategies focusing on growth, earnings enhancement, capital management and the maintenance of strong relations with the investment community. We are pleased to provide this report on operating results for fiscal 2001, a year in which each of our strategic objectives was attained in a rather impressive fashion. ■ For the year, United Community reported record net income of $15.7 million, or $0.48 per diluted share, an increase of 37% over last year. Assets at year-end were $1.9 billion, an increase of 49.6% over the prior year. The loan portfolio growth rate was 60.4%, deposits grew by 53.6%, our interest rate spread improved to 2.95% from 2.91%, and our ratio of non-interest expense to average assets improved to 3.56% from 4.30% over the course of the year. Our return on average total shareholders' equity (ROE) increased by 34.9% to 6.03%, our return on average assets (ROA) increased five basis points to .97% and our book value per share grew to $7.34, an increase of $.32 from the prior year. ■ The acquisition of Industrial Bancorp in July 2001 accounted for a portion of our earnings and balance sheet growth as well as adding 12 new full-service banking offices to our system, bringing the total number of offices to 29. As expected, this transaction was immediately accretive to earnings on both a GAAP and a cash basis. The high quality of the staff and the continued loyalty of the customer base of the former Industrial Savings and Loan have had the combined effect of creating a very successful partnership, as well as providing an exciting opportunity for future growth. ■ In December 2001, we announced our agreement to acquire Potters Financial Corporation and its wholly-owned subsidiary, Potters Bank. In an all-cash deal valued at about $23.6 million, Potters Bank will be merged into Home Savings, adding three full-service banking offices in eastern Ohio and one in western Pennsylvania. We look to complete this transaction near April 1, 2002 and, as with Industrial, we expect immediate accretion to earnings. The earnings opportunities presented by this acquisition arise from a variety of sources including a reduction in Potters operating expenses, the expanded line of banking products and services offered by Home Savings, and the potential for shifting Potters' loan portfolio into higher yielding commercial and consumer loans. ■ Our plans for 2002 and beyond include many of the same strategies that resulted in our success in 2001. Our commitment to enhancing shareholder value drives each decision made, whether large or small. We will continue our evolution towards a full-service financial services company by focusing on growth, profitability and capital management. We will continue to expand our geographic market area in eastern and central Ohio, as well as western Pennsylvania. Future plans may involve de novo branching as we seek to fill in those market areas that complement our existing operation. ■ We expect earnings growth to remain strong as the benefits are realized from strategies designed to improve efficiency, increase cross-selling volume, continue leveraging of assets and pursue both retail and wholesale funding sources. ■ We will strive to refine and improve products, services and delivery systems in order to enhance profitability, improve market share and increase customer convenience through conventional and state-of-the-art alternative delivery systems. We will stay focused on relationship banking and will continue the development of a full range of competitive retail and commercial banking services. ■ Our past and future growth has not, and will not, diminish our commitment to the communities we serve. We will work to serve those communities through our involvement in a wide variety of organizations, charitable causes and public efforts. We will continue to support programs that provide assistance to low-to-moderate income residents in each of our market areas, and will support community service organizations through our Charitable Foundation. ■ Two thousand and one was the most successful year in your company's history, in spite of the tragic events of September 11th. The terrorist acts of that fateful day failed to achieve their purpose. To the contrary, Americans reacted by dramatically showing their resolve, their unity, their generosity and their pride. The board of directors, management, staff and customers of United Community Financial Corp. and its subsidiaries exhibited these traits immediately and continue to do so today. On their behalf, I thank you for your support.

Douglas M. McKay
President and Chairman of the Board
United Community Financial Corp.

Chief Executive Officer and Chairman of the Board
The Home Savings and Loan Company



Our commitment to enhancing shareholder value drives each decision made, whether large or small.

home savings



David Lodge
President and Chief Operating Officer
THE HOME SAVINGS AND LOAN COMPANY

At Home Savings, people make the difference. Our long-standing commitment to delivering high-quality products and services helps us understand the needs of our customers and allows us to answer their questions... one neighbor at a time. This has become the foundation of our success. ▢ Today, Home Savings handles more transactions, services more customers, provides more products over a broader area and is more profitable than it has ever been since its founding in 1889. ▢ Fiscal 2001 marked a stellar year for Home Savings. Our Company continued to work diligently to improve its ability to compete with other financial institutions while exceeding the expectations of our customers. As a result of the Industrial Bancorp acquisition, which was finalized in July, we added 12 new full-service branches and $424.1 million in assets, thereby enhancing our branch delivery network and providing increased banking conveniences for our customers. We also continued to use competitive product pricing, aggressive marketing and service-based sales training to increase loans by 16.4% and deposits by 18.5%. Adding the positive effects of the merger, our growth rates for 2001 were 60.4% and 53.6% for loans and deposits, respectively. In addition, we identified and successfully attained economies of scale in many operational areas of the Company, resulting in greater efficiency, as reflected in our earnings growth of 77.4% and asset growth of 55.8%. ▢ Recent enhancements made to our mortgage lending and consumer lending programs have resulted in a record-breaking year for both areas. "We decided to further develop our Consumer Lending Department and make it a separate entity from Mortgage Lending," said David G. Lodge, President and COO. "In doing so, we were able to streamline the process and have seen a tremendous increase in activity. We also introduced an auto loan program in 2001 that established a direct lending program with local dealerships." ■ The results of these enhancements are impressive. New consumer loan originations totaled $89 million in 2001, compared to $40 million in 2000, and the consumer lending portfolio topped $110.7 million compared to $58 million the previous year. Our residential mortgage closings surpassed the $539 million mark this past year, compared to just over $191 million in 2000. A portion of this success can be attributed to our Beachwood Mortgage Loan Office, which contributed $265 million to the overall total. Two thousand and one proved to be our Company's highest volume year in regard to mortgage closings. In less than a two-year time span, the Company has tripled its loan originations. Additionally, the commercial loan and commercial real estate areas also recorded a successful year as their portfolio grew to $239 million compared to $96 million at December 31, 2000. ■ Advancements in technology have provided us with the ability to expand our banking delivery systems. This past year, our Online Banking and TeleBanking services experienced dramatic increases in usage. Our total number of Online Banking visitor sessions jumped from 7,848 in January 2001 to 15,201 in December 2001, representing a 94% increase within one year. The same holds true for TeleBanking, which increased its volume by 62%. The number of calls for January 2001 totaled 24,473 compared to 39,745 calls tracked in December 2001. Due to this overwhelming response from customers, we plan to continue making an investment in technology that provides both service and convenience to our customers. ■ Looking ahead, corporate growth and product diversity remain the primary 2002 goals of Home Savings. "In order to keep growing in size and transaction volume, we will continue to capitalize on strategies that have proven successful in the past," said Lodge. ■ Upon regulatory approval, we plan to complete the acquisition of Potters Financial Corporation, the parent company

Today, Home Savings is more profitable than it has ever been since its founding in 1889.



home savings



Sandusky Clock
SANDUSKY, OHIO

of Potters Bank, headquartered in East Liverpool, Ohio. Much like our current expansion into the Northwest Division, the acquisition of Potters will bring Home Savings products and services to the Ohio areas of East Liverpool, Calcutta and Glenmoor, as well as Beaver, Pennsylvania – all of which are areas where Home Savings currently does not have a presence. □ "While considering this acquisition, we became familiar with the communities and found that they are places where we'd like to do business," said Douglas M. McKay, CEO and Chairman of the Board, Home Savings. "Potters has maintained a strong earnings record in recent years and their operations and quality of staff make them a good fit with us. We are very impressed with Potters' performance in recent years, as well as their commitment to delivering exceptional customer service." Lodge continued, "These markets offer us an exciting opportunity for growth. Customers in the new divisions can expect to see an expanded array of financial products and services, including the added convenience of 24-hour online banking." The addition of Potters will give Home Savings a total of 33 full-service branches and five loan origination offices, with assets of $2.1 billion. □ Over the years, our Company has remained dedicated to improving and reinvesting in the communities we serve. In light of the September 11th terrorist attacks on America, we wanted to provide our local communities with a direct resource to support relief efforts. Therefore, we chose the "September 11th Fund," created by the United Way of New York City and The New York Community Trust with the purpose of mobilizing financial resources to respond to the needs of the victims associated with the tragedies in New York City, Washington, D.C. and Pennsylvania. As of January 1, 2002, Home Savings collected $38,149.14. This amount represents total contributions from all Home Savings'

Deposit Products

Passbook & Statement Savings	Money Market Deposit Accounts
Checking Accounts	Business & Organization Accounts
Certificates of Deposit	Retirement Savings Plans

Loan Programs

Mortgage Loans	Personal Loans/Lines of Credit (Secured and Unsecured)
Home Equity Loans/Lines of Credit	Commercial Loans
Collateral Loans	

Other Services

ATM Cards	Night Depositories
VISA® Check Cards	Credit Cards (MasterCard®/VISA®)
Official Bank Checks	Online Banking and TeleBanking with Free Bill Pay Service
Safe Deposit Boxes	

market areas, including a $2,500 donation from The Home Savings Charitable Foundation. ■ "As we look toward the future, we believe our Company will be bigger in terms of the balance sheet and in terms of the geographic area in which we serve," said McKay. "We also believe, however, that bigger does not necessarily mean better. In order to improve, in spite of our growth, we must remain focused upon the needs of our existing and potential customers and committed to providing quality services. This is a very strong financial institution with a very bright and exciting future."



As we forge ahead into 2002, corporate growth and product diversity remain primary goals of Home Savings.

butler wick



Tom Cavalier
President and CEO
BUTLER WICK CORP.

"Securing futures. One neighbor at a time." That has been the focus of Butler Wick Corp. since its inception in 1926. At Butler Wick, personal relationships with our clients remain paramount. "Our commitment and ability to service our clients and adapt to change have contributed greatly to the success of our Company," said Thomas J. Cavalier, Chairman, President and CEO. "In the past 75 years, we have experienced many difficult environments, including a depression, many recessions, wars, catastrophes, scandals and riots. Throughout them all, we have guided our clients and have emerged stronger each time." ■ Two thousand and one began as a challenging year with a weakening economy and stock market, but no one could have predicted the tragic events of September 11th. These events and the war on terrorism have taken their toll on our economy, as well as the financial securities industry. ■ Although Butler Wick experienced lower revenue and profit during 2001, as did the entire securities industry, our diversification allowed us to make great strides in other areas. In fact, our Trust Company surpassed the $500 million level for assets in trust and continues to grow. ■ In addition, the Capital Markets Group of Butler Wick was sole managing underwriter or co-senior managing underwriter in over $260 million of financings in the past year alone. This includes an $86 million bond financing for Children's Hospital Medical Center of Akron, completed in November. And, for the first time since the formation of our Capital Markets Group, we have been included in State of Ohio financings and expect this to continue into 2002 and beyond. ■ "This past year, our new Columbus office was responsible for over $170 million in new school financings alone," Cavalier noted. "Also, as a result of an enhanced operations and computer system, Butler Wick now offers state-of-the-art technology that enables investment professionals to better manage

PRODUCTS AND SERVICES

Stocks and Stock Options	Individual Retirement Accounts
Municipal Bonds	Retirement Plans
Government and Corporate Bonds	Life Insurance and Annuity Products
Mutual Funds	Certificates of Deposit
Unit Investment Trusts and CMOs	Asset Management Services
Public Finance Offerings	Trust Services
Municipal Finance Services	Personal and Corporate Financial Planning
Money Market Accounts	Estate Planning

clients' portfolios." ■ Initiatives will be implemented throughout 2002 to help fine-tune our Company, both internally and externally. Our plans include the training and recruitment of investment professionals in existing and new office locations. We will continue to look for other expansion opportunities, which may include entering into new business ventures. "We are also prepared to immediately roll out a complete range of pension administration services to our clients," Cavalier said. ■ Even during times of unfavorable economic conditions, Butler Wick has remained strong. The key to our future success is our ability to differentiate ourselves from our competitors, both in the type of services we offer and the manner in which we deliver those services. "I am very optimistic about our future prospects and energized by the challenges before us," he said. "Now is the time to position ourselves to reach for the next level, for it's when times are not at their best that opportunities are at their greatest."

Even during times of unfavorable economic conditions, Butler Wick has remained strong.



community outreach



Lisbon Courthouse
LISBON, OHIO

At United Community Financial Corp., we know that helping others is an essential ingredient for not only the success of our company, but also for the communities we serve. Providing financial support to our neighboring non-profit organizations remains an integral part of the United Community strategy. ▫ Our Charitable Foundation was established in 1991 with the purpose of reinvesting in local communities primarily in the areas of education, health care and disadvantaged children and adults. ▫ Finding it necessary to dedicate additional resources to The Foundation, management named Darlene Pavlock Executive Director in April last year. Pavlock, a graduate of Youngstown State University, began her career with Home Savings in 1972, serving in a variety of positions. ▫ To date, The Foundation has contributed millions of dollars to various organizations in the Mahoning Valley on behalf of United Community and its subsidiaries, Home Savings and Butler Wick. In fact, it awarded over $795,828 to approximately 175 local organizations within our total market area during fiscal 2001, an increase of over 11% from 2000. ▫ The Foundation also awarded $25,000 in scholarships to area high school seniors to encourage higher education in our community. In March, high school principals in Mahoning, Trumbull and Columbiana counties were asked to select one graduating senior among the top 10% of the 2001 class to receive the award. Qualification criteria included the student having achieved a 3.5 minimum grade point average in academic courses. The academic accomplishments of 50 local students were recognized with each student receiving a $500 college scholarship. ▫ The Foundation plans to continue in this direction, having committed to two new scholarships at Youngstown State University and expanded United Community's employee scholarship program. "The Foundation recognizes the importance of education," said Pavlock. "These students are the future of our communities." ■ Additionally, The Foundation responded to the needs of many area educational centers, including the purchase of diagnostic and screening equipment to test the hearing of children and adults in the Youngstown City Schools system and new advanced training biology equipment for the Cleveland School of the Arts. ■ The Foundation also continued with its support of organizations dedicated to improving the quality of life, such as the American Cancer Society, Youngstown Hearing and Speech Center, Columbiana County Community Actions Council, Neighborhood Ministries, Mental Retardation and Developmental Disabilities (MRDD), Paisley House and the Mahoning River Consortium. Other area institutions, such as Help Hotline, Adults and Children with Learning Disabilities, Inc. (ACLD) and the YWCA's transitional program for women, benefited from The Foundation's generosity in helping with expansions and renovations. ■ In November, The Foundation awarded a three-year pledge totaling $75,000 to the future Salem Community Center. Construction of the 50,000-square-foot facility is expected to be completed in September 2002. ■ With the recent geographic expansion of Home Savings, The Foundation is committed to extending efforts into those regions as well, which includes awards to the Bellevue Society for the Arts and the Cleveland Diabetes Association. The Foundation also established a three-year pledge for a mobile clinic based in Fremont, Ohio. This "clinic on wheels" will serve families in 12 counties throughout northwestern Ohio who may not otherwise have access to medical care. "We are extremely proud of The Foundation's efforts over the last decade," said Douglas M. McKay, President and Chairman of the Board of United Community, "and it is our hope that these contributions will continue to grow and further improve the lives of the people in our communities."

Providing financial support to our neighboring non-profit organizations remains an integral part of the United Community strategy.





CHARITABLE CONTRIBUTIONS

■ GENERAL POPULATION	38%
□ CULTURAL ACTIVITIES	16%
□ EDUCATION	15%
■ HEALTH CARE	13%
□ DISADVANTAGED ADULTS	8%
□ DISADVANTAGED CHILDREN	6%
▩ CIVIC RESPONSIBILITIES	2%
□ CHILDREN	2%



(PICTURED FROM LEFT TO RIGHT)

Richard M. Barrett
RETIRED PRESIDENT
BARRETT CADILLAC, INC.

Douglas M. McKay
CEO AND CHAIRMAN OF THE BOARD
THE HOME SAVINGS AND LOAN COMPANY
PRESIDENT AND CHAIRMAN OF THE BOARD
UNITED COMMUNITY FINANCIAL CORP.

Donald J. Varner
CORPORATE SECRETARY
SENIOR VICE PRESIDENT
THE HOME SAVINGS AND LOAN COMPANY
CORPORATE SECRETARY
UNITED COMMUNITY FINANCIAL CORP.

Herbert F. Schuler, Sr.
PRESIDENT AND CEO
GENERAL EXTRUSIONS, INC.
PRESIDENT AND TREASURER
GENEX TOOL & DIE, INC.

Thomas J. Cavalier
CHAIRMAN, PRESIDENT AND CEO
BUTLER WICK CORP.

John F. Zimmerman, Jr.
PARTNER
MANCHESTER, BENNETT,
POWERS & ULLMAN

United Community Financial Corp.
BOARD OF DIRECTORS

UNITED COMMUNITY FINANCIAL CORP.

Officers

Douglas M. McKay
PRESIDENT AND
CHAIRMAN OF THE BOARD

Patrick A. Kelly
TREASURER

Donald J. Varner
CORPORATE SECRETARY

THE HOME SAVINGS AND LOAN COMPANY

Board of Directors

Eugenia C. Atkinson
Richard M. Barrett
James E. Bennett, Jr.
Charles B. Cushwa, III
Donald R. Inglis
Patrick A. Kelly
David G. Lodge
Douglas M. McKay
Herbert F. Schuler, Sr.
Clarence R. Smith, Jr.
Donald J. Varner
David M. Windau
John F. Zimmerman, Jr.

BUTLER WICK CORP.

Board of Directors

Thomas J. Cavalier
Keith E. Downard
Patrick A. Kelly
Thomas D. Kepler
William R. Liber
Douglas M. McKay
Robert A. Perrier
John F. Peters
Herbert F. Schuler, Sr.
George C. Ward, Jr.

Atty. James E. Bennett, Jr.
(OCT. 23, 1918 – MARCH 6, 2002)

The Home Savings and Loan Company gratefully acknowledges James E. Bennett, Jr. for his wisdom, integrity and leadership during 38 years as a member of our Board of Directors. He touched many lives in our community and will be sadly missed.

selected financial data and other data

SELECTED FINANCIAL CONDITION DATA:

At December 31,	**2001**	2000	1999	1998	1997
(IN THOUSANDS)					
Total assets	**$1,944,780**	$1,300,199	$1,327,573	$1,297,689	$1,073,222
Cash and cash equivalents	**205,883**	45,972	111,445	172,409	36,404
Marketable securities:					
Trading	**8,352**	5,933	7,657	2,804	2,475
Available for sale	**51,081**	98,445	161,904	112,200	39,545
Held to maturity	**1,698**	876	1,091	4,993	5,168
Mortgage-related securities:					
Available for sale	**67,069**	91,731	113,559	98,890	62,416
Held to maturity	**78,798**	107,684	138,079	182,999	243,848
Loans, net	**1,406,479**	876,653	723,087	657,498	633,236
Loans held for sale, net	**20,192**	–	–	–	–
FHLB stock	**18,760**	13,793	12,825	11,958	11,136
Deposits	**1,383,418**	900,413	834,087	777,583	886,808
Other borrowed funds	**271,631**	114,317	213,578	26,727	17
Total equity	**261,880**	261,899	256,868	474,821	150,141

SUMMARY OF EARNINGS:

Year Ended December 31,	**2001**	2000	1999	1998	1997
(IN THOUSANDS)					
Interest income	**$113,989**	$91,622	$89,971	$87,755	$84,081
Interest expense	**57,047**	44,104	34,284	36,570	40,996
Net interest income	**56,942**	47,518	55,687	51,185	43,085
Provision for (recovery of) loan loss allowances	**2,495**	300	100	650	(1,546)
Net interest income after provision for (recovery of) loan loss allowances	**54,447**	47,218	55,587	50,535	44,631
Noninterest income	**28,449**	24,754	22,721	22,137	20,217
Noninterest expenses (1)(2)(3)	**57,708**	54,307	61,037	56,931	42,704
Income before provision for income taxes	**25,188**	17,665	17,271	15,741	22,144
Provision for income taxes	**9,509**	6,051	6,876	5,612	7,717
Net income	**$ 15,679**	$11,614	$10,395	$10,129	$14,427

(1) For the year ended December 31, 2000, noninterest expense included a $2.9 million gain on postretirement benefits curtailment and a $1.0 million loss on pension termination.

(2) For the year ended December 31, 1999, noninterest expense included $6.4 million compensation expense as a result of the $6.00 per share special capital distribution paid on Recognition and Retention Plan (RRP) shares.

(3) For the year ended December 31, 1998, noninterest expense included $11.8 million as a result of the contribution to the Home Savings and Loan Charitable Foundation (Foundation).

SELECTED FINANCIAL RATIOS AND OTHER DATA:

At or for the Year Ended December 31,	**2001**	2000	1999	1998	1997
Performance ratios: (1)					
Return on average assets (2)	**0.97%**	0.92%	0.79%	0.83%	1.34%
Return on average equity (3)	**6.03**	4.47	2.46	3.41	10.10
Interest rate spread (4)	**2.95**	2.91	2.98	3.28	3.50
Net interest margin (5)	**3.66**	3.89	4.38	4.32	4.10
Noninterest expense to average assets	**3.56**	4.30	4.66	4.66	3.96
Efficiency ratio (6)	**71.79**	75.14	77.85	77.65	67.46
Average interest-earning assets to Average interest-bearing liabilities	**119.23**	127.08	152.09	133.59	115.34
Capital ratios:					
Average equity to average assets	**16.04**	20.57	32.25	24.30	13.23
Equity to assets at year end	**13.47**	20.14	19.35	36.59	13.99
Tangible capital	**9.07**	14.51	26.75	26.80	13.47
Core capital	**9.07**	14.51	26.75	26.80	13.47
Risk-based capital	**14.70**	24.33	50.41	51.51	28.85
Asset quality ratios:					
Nonperforming loans to loans at year end (7)	**0.89**	1.10	0.54	1.15	1.60
Nonperforming assets to average assets (8)	**0.80**	0.79	0.31	0.63	0.94
Nonperforming assets to total assets at year end (8)	**0.67**	0.77	0.30	0.59	0.95
Allowance for loan losses as a percent of loans	**0.81**	0.74	0.88	0.96	0.94
Allowance for loan losses as a percent of nonperforming loans (7)	**92.13**	67.79	164.86	84.62	59.02
Number of:					
Loans	**25,636**	22,699	20,274	19,628	19,173
Deposits	**164,753**	115,785	106,196	105,426	108,663
Per share data: (9)					
Basic earnings (10)	**$0.49**	$0.35	$0.31	$0.10	N/A
Diluted earnings (10)	**0.48**	0.35	0.30	0.10	N/A
Book value (11)	**7.34**	7.02	6.80	13.38	N/A
Dividend payout ratio (12)	**62.50%**	85.71%	100.00%	75.00%	N/A

(1) Performance ratios for 2000 reflect the $2.9 million gain on postretirement benefits curtailment and the $1.0 million loss on pension termination. Performance ratios for 1999 reflect the $6.4 million employee benefit expense related to the $6.00 per share special capital distribution paid on the RRP shares. Performance ratios for 1998 reflect the $11.8 million contribution to the Foundation.

(2) Net income divided by average total assets. Excluding the effects of the gain on postretirement benefits curtailment and the loss on pension termination, the return on average assets would have been 0.80% for the year ended December 31, 2000. Excluding the effect of the employee benefit expense related to the special capital distribution paid on the RRP shares, the return on average assets would have been 1.16% for the year ended December 31, 1999. Excluding the effect of the contribution to the Foundation, the return on average assets would have been 1.43% for the year ended December 31, 1998.

(3) Net income divided by average total equity. Excluding the effects of the gain on postretirement benefits curtailment and the loss on pension termination, the return on average equity would have been 3.90% for the year ended December 31, 2000. Excluding the effect of the employee benefit expense related to the special capital distribution paid on the RRP shares, the return on average equity would have been 3.60% for the year ended December 31, 1999. Excluding the effect of the contribution to the Foundation, the return on average equity would have been 5.89% for the year ended December 31, 1998.

(4) Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities.

(5) Net interest income as a percentage of average interest-earning assets.

(6) Noninterest expense divided by the sum of net interest income and noninterest income. Excluding the effects of the gain on postretirement benefits curtailment and the loss on pension termination, the efficiency ratio would have been 78.22% for the year ended December 31, 2000. Excluding the effect of the employee benefit expense related to the special capital distribution paid on the RRP shares, the efficiency ratio would have been 69.52% for the year ended December 31, 1999. Excluding the effect of the contribution to the Foundation, the efficiency ratio would have been 61.73% for the year ended December 31, 1998.

(7) Nonperforming loans consist of nonaccrual loans and restructured loans.

(8) Nonperforming assets consist of nonperforming loans and real estate acquired in settlement of loans.

(9) For purpose of displaying six months earnings per share for 1998, it is assumed the Conversion took place as of July 1, 1998.

(10) Net income divided by average number of shares outstanding. Excluding the effects of the gain on postretirement benefits curtailment and the loss on pension termination, basic and diluted earnings per share would have been $0.31for the year ended December 31, 2000. Excluding the effect of the employee benefit expense related to the special capital distribution paid on the RRP shares, basic earnings per share would have been $0.45 and diluted earnings per share would have been $0.44 for the year ended December 31, 1999. Excluding the effect of the contribution to the Foundation, basic and diluted earnings per share would have been $0.32 for the year ended December 31, 1998.

(11) Equity divided by number of shares outstanding.

(12) Historical per share dividends declared and paid for the year divided by the diluted earnings per share for the year.

management's discussion and analysis of financial condition and results of operations

GENERAL

United Community Financial Corp. (United Community) was incorporated for the purpose of owning all of the outstanding stock of The Home Savings and Loan Company of Youngstown, Ohio (Home Savings). On August 12, 1999, United Community acquired Butler Wick Corp. (Butler Wick), which was accounted for as a pooling of interests. Accordingly, the consolidated financial statements of United Community for all periods prior to the Butler Wick acquisition have been restated to include the results of Butler Wick. On July 1, 2001, United Community acquired Industrial Bancorp, Inc. (Industrial), which was accounted for as a purchase. Accordingly, the results of Industrial's operations from the effective date of acquisition have been included in United Community's 2001 financial statements. See note 2 to the consolidated financial statements for discussion of the acquisitions. The following discussion and analysis of the financial condition and results of operations of United Community and its subsidiaries should be read in conjunction with the consolidated financial statements, and the notes thereto, included in this Annual Report.

CHANGES IN FINANCIAL CONDITION

Total assets increased $644.6 million, or 49.6%, from $1.30 billion at December 31, 2000 to $1.94 billion at December 31, 2001, primarily as a result of the Industrial acquisition. Net loans increased $529.8 million, or 60.40%, net loans held for sale increased $20.2 million and cash and cash equivalents increased $159.9 million, or 347.8%. Decreases in securities of $97.7 million, or 32.1%, and margin accounts of $12.4 million, or 37.1%, and increases in deposits of $483.0 million, or 53.6%, and other borrowed funds of $157.3 million, or 137.6%, funded the increases in loans and cash and cash equivalents.

Net loans increased $529.8 million, or 60.4%, to $1.4 billion at December 31, 2001, compared to $876.7 million at December 31, 2000, of which $380.1 million is attributable to the Industrial acquisition. The most significant increases were $360.4 million in real estate loans secured by one- to four-family residences, $36.6 million in multi-family real estate loans, $57.9 million in construction loans secured by one- to four-family residences, and $52.4 million in consumer loans. Home Savings anticipates continued growth in all loan categories, which will increase the risk of loan losses. Non-residential real estate lending is generally considered to involve a higher degree of risk than residential real estate lending due to the relatively larger loan amounts and the effects of general economic conditions on the successful operation of income-producing properties.

Home Savings originates or purchases commercial real estate and business loans. These loans are considered by management to be of somewhat greater risk of uncollectibility than single-family residential real estate loans due to the dependency on income production or future development of real estate. The following table sets forth Home Savings' commercial real estate portfolios by type of collateral.

December 31,	2001		2000	
	Amount	**Percent of Total**	Amount	Percent of Total
(DOLLARS IN THOUSANDS)				
Strip shopping centers	**$ 37,052**	**24.16%**	$ 29,613	21.46%
Office buildings	**49,323**	**32.16**	52,713	38.21
Warehouses	**18,933**	**12.35**	25,418	18.42
Hotel property	**6,307**	**4.11**	5,776	4.19
Light industrial manufacturing	**14,529**	**9.47**	15,826	11.47
Unimproved land	**13,722**	**8.95**	347	0.25
Nursing homes	**7,010**	**4.57**	–	–
Other	**6,492**	**4.23**	8,283	6.00
Total	**$153,368**	**100.00%**	$137,976	100.00%

Home Savings became active in the secondary market during 2001. Net loans held for sale were $20.2 million at December 31, 2001 compared to no loans held for sale at December 31, 2000.

Funds not currently utilized for general corporate purposes, including loan originations, enhanced customer services and possible acquisitions, are invested in overnight funds, investment securities and mortgage-related securities. Overnight funds increased $147.8 million, or 657.1%, to $170.3 million at December 31, 2001 compared to $22.5 million at December 31, 2000. Securities available for sale, which include both investment and mortgage-related securities, decreased $72.0 million, or 37.9%. Securities held to maturity, which also consist of investment securities and mortgage-related securities, decreased $28.1 million, or 25.9%. Trading securities, which consist of investment securities, increased $2.4 million, or 40.8%. This net decrease in securities was primarily used to fund an increase in net loans of $529.8 million.

Total deposits increased $483.0 million, or 53.6%, from $900.4 million at December 31, 2000 to $1.4 billion at December 31, 2001, of which *$313.6 million is attributable to the acquisition of Industrial.* The increase is primarily due to new savings products introduced by Home Savings that offer competitive rates or other features. The deposit increase included a $294.8 million increase in certificate accounts, a $130.5 million increase in demand accounts and a $57.7 million increase in savings accounts.

Other borrowed funds increased $157.3 million, or 137.6%, at December 31, 2001 compared to December 31, 2000, of which $30.0 million of borrowed funds is outstanding Federal Home Loan Bank Advances acquired from Industrial. The primary reason for the increase is $87.0 million borrowed from the Federal Home Loan Bank to fund the acquisition of Industrial. Other borrowed funds were used primarily to fund loan growth.

Total shareholders' equity decreased $19,000, or 0.01%, from December 31, 2000 to December 31, 2001. The decrease was primarily due to the quarterly dividend payments and treasury stock purchases, offset by earnings for the year and an increase in other comprehensive income. United Community acquired 1,604,126 shares of common stock for $11.0 million during the year ended December 31, 2001. United Community has remaining authorization to purchase 1,688,032 shares as of December 31, 2001. Book value per share was $7.34 as of December 31, 2001.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

Net Income. Net income for the year ended December 31, 2001 was $15.7 million, compared to $11.6 million for the year ended December 31, 2000. The primary reason for the increase was a $9.4 million increase in net interest income and a $3.7 million increase in noninterest income. These increases were partially offset by a $3.4 million increase in noninterest expense and a $2.2 million increase in the provision for loan loss allowances. Diluted earnings per share for the year ended December 31, 2001 were $0.48 compared to diluted earnings per share of $0.35 for the year ended December 31, 2000.

Net Interest Income. Net interest income increased $9.4 million, or 19.8%, to $56.9 million in 2001 from $47.5 million for 2000. Total interest income increased $22.4 million and interest expense increased $12.9 million. The increase in total interest income was primarily due to an increase in interest on loans of $30.1 million, which was partially offset by a decrease in interest earned on securities of $8.1 million and a decrease in income on margin accounts of $1.8 million. The average balance of interest-earning assets increased $335.4 million for the year ended December 31, 2001 compared to 2000. The average yield on interest-earning assets decreased to 7.32% in 2001 compared to 7.50% in 2000. The increase in interest expense was primarily due to an increase in interest expense on deposits of $12.6 million, due to an increase in the weighted average balance of deposits. The average balance of interest-bearing liabilities increased $344.6 million, or 35.8%, and the average rate paid decreased to 4.37% for 2001 from 4.59% for 2000. The interest rate spread increased 4 basis points to 2.95% for 2001 from 2.91% for 2000 as a result of the 22 basis point decrease in the cost of interest-bearing liabilities partially offset by a 18 basis point decrease in the yield on interest-earning assets.

Provision for Loan Losses. Provisions for loan losses are charged to operations to bring the total allowance for loan losses to a level considered by management to be adequate to provide for possible estimated losses based on management's evaluation of such factors as the delinquency status of loans, current economic conditions, the net realizable value of the underlying collateral, changes in the composition of the loan portfolio and prior loan loss experience. The provision for loan loss allowance was $2.5 million in 2001 compared to a provision of $300,000 in 2000. The primary reasons for the increase in the provision is the loan growth experienced in 2001, an increase in nonperforming loans of $2.8 million from December 31, 2000 to December 31, 2001, an increase in delinquencies, current economic conditions and loans originated in new market areas. Additional factors that contributed to the increase in the provision during the fourth quarter include a shift in the mix of the portfolio and an increase in loans on the watch list. The allowance for loan losses totaled $11.5 million at December 31, 2001, which was 0.80% of total loans and 92.13% of nonperforming loans.

Noninterest Income. Noninterest income increased $3.7 million, or 14.9%, to $28.4 million for the year ended December 31, 2001, from $24.8 million for the year ended December 31, 2000. The increase was primarily due to an increase of $5.5 million recognized on the sale of loans and a $2.2 million increase in service fees and other charges. These increases were partially offset by a $3.8 million decline in commission income and a $1.1 million decrease in gains recognized on trading securities in 2001.

Noninterest Expense. Noninterest expense increased $3.4 million to $57.7 million for 2001, from $54.3 million in 2000. The primary reasons for the increase are a $1.6 million increase in equipment and data processing, a $1.7 million increase in the amortization of the core deposit intangible related to the Industrial acquisition and a $1.1 million increase in other expenses. These increases were partially offset by a $1.7 million decline in salaries and employee benefits primarily due to lower commissions earned at Butler Wick and a $1.7 million decline in franchise tax due to lower equity for Home Savings in 2001 compared to 2000. A $2.9 million gain on the curtailment of postretirement benefits and a $1.8 million loss on the termination of the Home Savings' pension plan, which both occurred in 2000, also contributed to the change in noninterest expense.

Federal Income Taxes. Federal income taxes increased $3.5 million, or 57.1%, in 2001 compared to 2000, primarily due to higher pretax income in 2001. The effective tax rate was 38% in 2001 and 34% in 2000. Refer to Note 12 to the consolidated financial statements for a further analysis of the effective tax rate.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999

Net Income. Net income for the year ended December 31, 2000 was $11.6 million, compared to $10.4 million for the year ended December 31, 1999. The primary reasons for the increase were a $6.7 million decrease in noninterest expense, primarily due to the recognition in 1999 of a $6.4 million one-time compensation expense for the United Community Recognition and Retention Plan (RRP) due to the special capital distribution and a $2.9 million gain recognized on the curtailment of postretirement benefits in 2000, which were partially offset by a $1.0 million loss due to the termination of the Home Savings pension plan. Another component of the increase in earnings was a $2.0 million increase in noninterest income due to increases in commissions and service fees and other charges. These increases were partially offset by a $8.2 million decrease in net interest income primarily due to increases in interest expense on deposits and other borrowed funds. Diluted earnings per share for the year ended December 31, 2000 were $0.35 compared to diluted earnings per share of $0.30 for the year ended December 31, 1999.

Net Interest Income. Net interest income decreased $8.2 million, or 14.7%, to $47.5 million in 2000 from $55.7 million for 1999. Total interest income increased $1.7 million and interest expense increased $9.8 million. The increase in total interest income was primarily due to an increase in interest on loans of $8.3 million and an increase in interest on margin accounts of $1.4 million, which were partially offset by a decrease in interest earned on securities of $4.1 million and a decrease in income on other interest-earning assets of $4.0 million. The average balance of interest-earning assets decreased $48.6 million for the year ended December 31, 2000 compared to 1999. The average yield on interest-earning assets increased to 7.50% in 2000 compared to 7.08% in 1999. The increase in interest expense was due to an increase in interest expense on deposits of $5.0 million and an increase in expense on borrowed funds of $4.9 million. The increase in deposits was due to increases in the weighted average interest rate and the average balance and the increase in expense on other borrowed funds was due to an increase in the average balance. The average balance of interest-bearing liabilities increased $126.2 million, or 15.1%, and the average rate paid increased to 4.59% for 2000 from 4.10% for 1999. The interest rate spread decreased 7 basis points to 2.91% for 2000 from 2.98% for 1999 as a result of the 49 basis point increase in the cost of interest-bearing liabilities substantially offset by a 42 basis point increase in the yield on interest-earning assets.

Provision for Loan Losses. Due to growth in the loan portfolio and an increase in nonperforming loans and delinquency rates, the provision for loan loss allowance was $300,000 in 2000 compared to a provision of $100,000 in 1999. The allowance for loan losses totaled $6.6 million at December 31, 2000, which was 0.74% of total loans.

Noninterest Income. Noninterest income increased $2.0 million, or 8.9%, to $24.7 million for the year ended December 31, 2000, from $22.7 million for the year ended December 31, 1999. The increase was primarily due to an increase in the commissions and service fees and other charges of $990,000 and $963,000, respectively, primarily due to an increase in securities transactions and trust services to Butler Wick customers. These increases were partially offset by a $340,000 decrease in gains recognized on trading securities in 2000.

Noninterest Expense. Noninterest expense decreased $6.7 million to $54.3 million for 2000, from $61.0 million in 1999. This decrease was primarily attributable to a decrease in salaries and employee benefits of $7.2 million and a gain of $2.9 million on the curtailment of postretirement benefits. The decrease in salaries and employee benefits was primarily due to a $6.4 million one-time expense from the effect of the $6.00 per share special capital distribution on the RRP in 1999 and a decrease in expense related to the Employee Stock Ownership Plan (ESOP) of $1.0 million due to a lower average stock price in 2000. These decreases were partially offset by a one-time $1.0 million loss on the termination of the Home Savings pension plan and an increase in franchise tax expense of $1.8 million due to Home Savings having higher equity on its 2000 return compared to its 1999 return.

Federal Income Taxes. Federal income taxes decreased $825,000, or 12.0%, in 2000 compared to 1999, primarily due to a $400,000 valuation allowance booked in 1999 and tax benefits of filing a consolidated return in 2000. The effective tax rate was 34% in 2000 and 40% in 1999. Refer to Note 12 to the consolidated financial statements for a further analysis of the effective tax rate.

YIELDS EARNED AND RATES PAID

The following table sets forth certain information relating to United Community's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balances of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from daily balances. Nonaccruing loans have been included in the table as loans carrying a zero yield. The average balance for securities available for sale is computed using the carrying value and the average yield on securities available for sale has been computed using the historical amortized average balance.

Year ended December 31,	2001			2000			1999		
	Average outstanding balance	**Interest earned/ paid**	**Yield/ rate**	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
(DOLLARS IN THOUSANDS)									
Interest-earning assets:									
Net loans (1)	**$1,185,202**	**$92,933**	**7.84%**	$ 785,437	$62,836	8.00%	$ 689,170	$54,564	7.92%
Net loans held for sale	**12,440**	**886**	**7.12**	–	–	–	–	–	–
Mortgage-related securities:									
Available for sale	**86,722**	**5,200**	**6.00**	103,630	6,737	6.50	112,112	6,994	6.24
Held to maturity	**93,777**	**6,355**	**6.78**	124,900	8,651	6.93	157,108	10,946	6.97
Marketable securities:									
Trading	**6,359**	**151**	**2.37**	6,325	145	2.29	4,300	134	3.12
Available for sale	**65,935**	**3,664**	**5.56**	134,355	7,896	5.88	166,465	9,409	5.65
Held to maturity	**893**	**45**	**5.04**	1,009	62	6.14	1,938	115	5.93
Margin accounts	**26,637**	**1,774**	**6.66**	41,288	3,565	8.63	29,297	2,207	7.53
Other interest-earning assets	**79,828**	**2,981**	**3.73**	25,444	1,730	6.80	110,644	5,602	5.06
Total interest-earning assets	**1,557,793**	**113,989**	**7.32**	1,222,388	91,622	7.50	1,271,034	89,971	7.08
Noninterest-earning assets	**64,049**			41,214			39,116		
Total assets	**$1,621,842**			$1,263,602			$1,310,150		
Interest-bearing liabilities:									
Deposits:									
Checking accounts	**$ 184,120**	**5,446**	**2.96**	$ 145,649	4,167	2.86	$ 128,905	3,131	2.43
Savings accounts	**228,485**	**5,212**	**2.28**	213,342	5,271	2.47	223,438	5,533	2.48
Certificates of deposit	**696,633**	**37,353**	**5.36**	467,823	25,956	5.55	427,937	21,768	5.09
Other borrowed funds	**197,294**	**9,036**	**4.58**	135,108	8,710	6.45	55,438	3,852	6.95
Total interest-bearing liabilities	**1,306,532**	**57,047**	**4.37**	961,922	44,104	4.59	835,718	34,284	4.10
Noninterest-bearing liabilities	**55,088**			41,699			51,924		
Total liabilities	**1,361,620**			1,003,621			887,642		
Equity	**260,222**			259,981			422,508		
Total liabilities and equity	**$1,621,842**			$1,263,602			$1,310,150		
Net interest income and interest rate spread		**$56,942**	**2.95%**		$47,518	2.91%		$55,687	2.98%
Net interest margin			**3.66%**			3.89%			4.38%
Average interest-earning assets to average interest-bearing liabilities			**119.23%**			127.08%			152.09%

(1) Nonaccrual loans are included in the average balance.

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected United Community's interest income and interest expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior period rate), (ii) changes in rate (change in rate multiplied by prior period volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated in proportion to the changes due to volume and rate:

Year ended December 31,	2001 vs. 2000			2000 vs. 1999		
	Increase (decrease) due to		Total increase (decrease)	Increase (decrease) due to		Total increase (decrease)
	Rate	Volume		Rate	Volume	
(IN THOUSANDS)						
Interest-earning assets:						
Loans	$(1,223)	$31,320	$30,097	$ 576	$ 7,696	$ 8,272
Loans held for sale	–	886	886			
Mortgage-related securities:						
Available for sale	(330)	(1,207)	(1,537)	322	(579)	(257)
Held to maturity	(183)	(2,113)	(2,296)	(64)	(2,231)	(2,295)
Marketable securities:						
Trading	5	1	6	(14)	25	11
Available for sale	(409)	(3,823)	(4,232)	393	(1,906)	(1,513)
Held to maturity	(10)	(7)	(17)	4	(57)	(53)
Margin accounts	(702)	(1,089)	(1,791)	357	1,001	1,358
Other interest-earning assets	(334)	1,585	1,251	3,108	(6,980)	(3,872)
Total interest-earning assets	$ 3,186	$25,553	$22,367	$4,682	$(3,031)	$ 1,651
Interest-bearing liabilities:						
Checking accounts	145	1,134	1,279	599	437	1,036
Savings accounts	(788)	729	(59)	(13)	(249)	(262)
Certificates of deposit	(840)	12,237	11,397	2,066	2,122	4,188
Other borrowed funds	(553)	879	326	(257)	5,115	4,858
Total interest-bearing liabilities	$(2,036)	$14,979	12,943	$2,395	$ 7,425	9,820
Change in net interest income			$ 9,424			$(8,169)

ASSET AND LIABILITY MANAGEMENT AND MARKET RISK

Qualitative Aspects of Market Risk. The principal market risk affecting United Community is interest rate risk. United Community is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. Interest rate risk is defined as the sensitivity of a company's earnings and net asset values to changes in interest rates. As part of its efforts to monitor and manage the interest rate risk, the Board of Directors of Home Savings, which accounts for most of the assets and liabilities of United Community, has adopted an interest rate risk policy which requires the Home Savings Board to review quarterly reports related to interest rate risk and to set exposure limits for Home Savings as a guide to senior management in setting and implementing day to day operating strategies.

United Community is subject to minimal equity price risk because its investment in equity securities, other than stock in the FHLB of Cincinnati, is only 0.61% of total assets. United Community is not affected by foreign currency exchange rate risk or commodity price risk.

Quantitative Aspects of Market Risk. As part of its interest rate risk analysis, Home Savings uses the "net portfolio value" (NPV) methodology adopted by the OTS as part of its capital regulations. Home Savings obtains quarterly rate shock risk reports prepared by an outside consulting firm that specializes in interest rate risk assessments. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV and net interest income that would result from various levels of theoretical basis point changes in market interest rates.

Home Savings uses a net portfolio value and earnings simulation model prepared by a third party as its primary method to identify and manage its interest rate risk profile. The model is based on actual cash flows and repricing characteristics for all financial instruments and incorporates market-based assumptions regarding the impact of changing interest rates on future volumes and the prepayment rate of applicable financial instruments. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into the model. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure NPV or net interest income or precisely predict the impact of fluctuations in interest rates on net interest rate changes as well as changes in market conditions and management strategies.

Presented below are analyses of Home Savings' interest rate risk as measured by changes in NPV and net interest income for instantaneous and sustained parallel shifts of 100 basis point increments in market interest rates. The percentage changes fall within the policy limits set by the Board of Directors of Home Savings as the minimum NPV ratio and the maximum change in interest income that the Home Savings Board of Directors deems advisable in the event of various changes in interest rates.

Year Ended December 31, 2001

Change in rates (Basis points)	**Net portfolio value**			**NNPV as % of portfolio value of assets**		**Next 12 months Net interest income**	
	$Amount	**$ Change**	**% Change**	**NPV Ratio**	**Change in %**	**$ Change**	**% Change**
(DOLLARS IN THOUSANDS)							
+300	**$161,540**	**$(97,516)**	**(37.64)%**	**9.22%**	**(4.42)%**	**$(12,781)**	**(20.68)%**
+200	**197,038**	**(62,018)**	**(23.94)**	**10.93**	**(2.71)**	**(8,487)**	**(13.74)**
+100	**230,742**	**(28,314)**	**(10.93)**	**12.45**	**(1.19)**	**(4,551)**	**(7.36)**
Static	**259,056**	**–**	**–**	**13.64**	**–**	**–**	**–**
(100)	**263,862**	**4,806**	**1.86**	**13.73**	**0.09**	**942**	**1.52**
(200)	**256,439**	**(2,617)**	**(1.01)**	**13.30**	**(0.34)**	**806**	**1.30**
(300)	**245,353**	**(13,703)**	**(5.29)**	**12.73**	**(0.91)**	**(720)**	**(1.16)**

Year Ended December 31, 2000

Change in rates (Basis points)	Net portfolio value			NPV as % of portfolio value of assets		Next 12 months Net interest income	
	$ Amount	$ Change	% Change	NPV Ratio	Change in %	$ Change	% Change
(DOLLARS IN THOUSANDS)							
+300	$149,982	$(64,325)	(30.02)%	13.55%	(4.14)%	$ (6,135)	(14.40)%
+200	171,431	(42,876)	(20.01)	15.02	(2.67)	(3,997)	(9.38)
+100	193,800	(20,507)	(9.57)	16.46	(1.23)	(1,928)	(4.52)
Static	214,307	–	–	17.69	–	–	–
(100)	221,943	7,636	3.56	17.99	0.30	1,013	2.38
(200)	216,714	2,407	1.12	17.42	(0.27)	274	0.64
(300)	214,534	227	0.11	17.06	(0.63)	(563)	(1.32)

As illustrated in the tables, Home Savings' NPV is more sensitive to increases in interest rates than to decreases. Home Savings' sensitivity to increases in rates occurs principally because, as rates increase, borrowers become less likely to prepay fixed-rate loans than when interest rates are declining, and the majority of Home Savings' loans have fixed rates of interest. In addition, loan demand is adversely affected by increases in interest rates. Thus, in a rising interest rate environment, the amount of interest Home Savings would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans at higher rates are made, while the interest Home Savings would pay on its deposits would increase rapidly because deposits generally have shorter periods to repricing than loans.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and early withdrawal levels from certificates of deposit may deviate significantly from those assumed in making risk calculations.

The Board of Directors and management of Home Savings believe that certain factors afford Home Savings the ability to operate successfully despite its exposure to interest rate risk. Home Savings manages its interest rate risk by maintaining capital in excess of regulatory requirements. See "Liquidity and Capital."

Potential Impact of Changes in Interest Rates. Home Savings' profitability depends to a large extent on its net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Like most financial institutions, Home Savings' short-term interest income and interest expense are significantly affected by changes in market interest rates and other economic factors beyond its control. Home Savings' interest-earning assets consist primarily of long-term, fixed-rate and adjustable-rate mortgage loans and investments which adjust more slowly to changes in interest rates than its interest bearing liabilities which are primarily deposits. Accordingly, Home Savings' earnings could be adversely affected during periods of rising interest rates.

LIQUIDITY AND CAPITAL

United Community's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended December 31, 2001, 2000 and 1999.

Years ended December 31,	2001	2000	1999
(IN THOUSANDS)			
Net income	**$ 15,679**	$11,614	$ 10,395
Adjustments to reconcile net income to net cash from operating activities	**(12,271)**	6,562	953
Net cash (used in) provided by operating activities	**3,408**	18,176	11,348
Net cash used in investing activities	**(97,329)**	(37,365)	(89,097)
Net cash provided by (used in) financing activities	**253,832**	(46,284)	17,320
Net change in cash and cash equivalents	**159,911**	(65,473)	(60,429)
Cash and cash equivalents at beginning of year	**45,972**	111,445	171,874
Cash and cash equivalents at end of year	**$205,883**	$45,972	$111,445

The principal sources of funds for United Community are deposits, loan repayments, maturities of securities, borrowings from financial institutions and other funds provided by operations. Home Savings also has the ability to borrow from the FHLB. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan prepayments are more influenced by interest rates, general economic conditions and competition. Investments in liquid assets maintained by United Community, Home Savings and Butler Wick are based upon management's assessment of (1) need for funds, (2) expected deposit flows, (3) yields available on short-term liquid assets and (4) objectives of the asset and liability management program. At December 31, 2001, approximately $541 million of Home Savings' certificates of deposit are expected to mature within one year. Based on past experience and Home Savings' prevailing pricing strategies, management believes that a substantial percentage of such certificates will be renewed with Home Savings at maturity, although there can be no assurance that this will occur.

The Board of Directors has authorized an ongoing program to purchase shares of United Community's common stock to fund employee benefit programs, stock options and award programs and other corporate purposes. These purchases can be made in the open market or negotiated transactions, from time to time, depending on market conditions. United Community acquired 1,604,126 shares of common stock for $11.0 million and 483,500 shares of common stock for $3.3 million during the years ended December 31, 2001 and 2000, respectively. United Community has remaining authorization to repurchase 1,688,032 million shares as of December 31, 2001.

Home Savings is required by OTS regulations to meet certain minimum capital requirements. Current capital requirements call for tangible capital of 1.5% of adjusted tangible assets, core capital (which for Home Savings consists solely of tangible capital) of 4.0% of adjusted total assets and risk-based capital (which for Home Savings consists of core capital and general valuation allowances) of 8% of risk-weighted assets (assets are weighted at percentage levels ranging from 0% to 100% depending on their relative risk).

The following table summarizes Home Savings' regulatory capital requirements and actual capital at December 31, 2001.

	Actual capital		Current requirement		Excess of actual capital over current requirement		Applicable asset base
	Amount	*Percent*	*Amount*	*Percent*	*Amount*	*Percent*	Total
(DOLLARS IN THOUSANDS)							
Tangible capital	**$168,233**	**9.07%**	**$27,836**	**1.50%**	**$140,397**	**7.57%**	**$1,855,702**
Core capital	**168,233**	**9.07**	**74,228**	**4.00**	**94,005**	**5.07**	**1,855,702**
Risk-based capital	**178,196**	**14.70**	**96,961**	**8.00**	**81,235**	**6.70**	**1,212,016**

ACCOUNTING AND REPORTING DEVELOPMENTS

A discussion of recently issued accounting pronouncements and their impact on United Community's Consolidated Financial Statements is provided on page 30 in Note 1 of the Notes to Consolidated Financial Statements.

MARKET PRICE AND DIVIDENDS

There were 37,754,086 common shares of United Community stock issued and 35,567,586 shares outstanding as of February 28, 2002. United Community's common shares trade on The Nasdaq Stock Market® under the symbol UCFC. Quarterly stock prices and dividends declared are shown in the following table.

	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
2001:				
High	**$7.063**	**$8.700**	**$8.200**	**$7.700**
Low	**6.422**	**6.250**	**6.800**	**6.600**
Close	**6.625**	**8.700**	**7.050**	**7.200**
Dividends declared and paid	**0.075**	**0.075**	**0.075**	**0.075**

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2000:				
High	$9.938	$6.969	$6.688	$7.031
Low	6.719	5.500	5.813	6.125
Close	6.969	6.656	6.563	6.938
Dividends declared and paid	0.075	0.075	0.075	0.075

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31,	2001	2000
(DOLLARS IN THOUSANDS)		
Assets		
Cash and deposits with banks	**$ 35,587**	$ 23,479
Federal funds sold and other	**170,296**	22,493
Total cash and cash equivalents	**205,883**	45,972
Marketable securities:		
Trading (amortized cost of $8,352 and $5,927, respectively)	**8,352**	5,933
Available for sale (amortized cost of $49,960 and $98,267, respectively)	**51,081**	98,445
Held to maturity (fair value of $1,695 and $900, respectively)	**1,698**	876
Mortgage-related securities:		
Available for sale (amortized cost of $66,033 and $92,059, respectively)	**67,069**	91,731
Held to maturity (fair value of $80,644 and $108,229, respectively)	**78,798**	107,684
Loans, net (including allowance for loan losses of $11,480 and $6,553, respectively)	**1,406,479**	876,653
Loans held for sale, net	**20,192**	–
Margin accounts	**20,979**	33,361
Federal Home Loan Bank stock	**18,760**	13,793
Premises and equipment	**17,481**	11,939
Accrued interest receivable	**9,575**	7,701
Real estate owned	**477**	359
Goodwill	**19,664**	–
Core deposit intangible	**6,312**	–
Other assets	**11,980**	5,752
Total assets	**$1,944,780**	$1,300,199
Liabilities and Shareholders' Equity		
Liabilities		
Deposits	**$1,383,418**	$ 900,413
Other borrowed funds	**271,631**	114,317
Advance payments by borrowers for taxes and insurance	**5,760**	4,152
Accrued interest payable	**2,983**	2,933
Accrued expenses and other liabilities	**19,108**	16,485
Total liabilities	**1,682,900**	1,038,300
Shareholders' Equity		
Preferred stock-no par value; 1,000,000 shares authorized and unissued	–	–
Common stock-no par value; 499,000,000 shares authorized; 37,754,086 and 37,316,997 shares issued	**136,903**	136,967
Retained earnings	**160,915**	155,026
Other comprehensive income (loss)	**1,402**	(98)
Unearned compensation	**(22,988)**	(26,674)
Treasury stock, at cost, 2,086,500 and 483,500 shares, respectively	**(14,352)**	(3,322)
Total shareholders' equity	**261,880**	261,899
Total liabilities and shareholders' equity	**$1,944,780**	$1,300,199

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31,	2001	2000	1999
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)			
Interest income			
Loans	**$92,933**	$62,836	$54,564
Loans held for sale	**886**	–	–
Mortgage-related securities:			
Available for sale	**5,200**	6,737	6,994
Held to maturity	**6,355**	8,651	10,946
Marketable securities:			
Trading	**151**	145	134
Available for sale	**3,664**	7,896	9,409
Held to maturity	**45**	62	115
Margin accounts	**1,774**	3,565	2,207
FHLB stock dividend	**1,078**	968	867
Other interest-earning assets	**1,903**	762	4,735
Total interest income	**113,989**	91,622	89,971
Interest expense			
Interest expense on deposits	**48,011**	35,394	30,432
Interest expense on other borrowed funds	**9,036**	8,710	3,852
Total interest expense	**57,047**	44,104	34,284
Net interest income	**56,942**	47,518	55,687
Provision for loan loss allowance	**2,495**	300	100
Net interest income after provision for loan loss allowance	**54,447**	47,218	55,587
Noninterest income			
Commissions	**13,411**	17,176	16,186
Service fees and other charges	**7,757**	5,607	4,644
Underwriting and investment banking	**1,316**	646	636
Net gains (losses):			
Mortgage-related securities	**140**	115	40
Marketable securities	**252**	36	(62)
Trading securities	**(869)**	241	581
Loans sold	**5,450**	–	–
Other	**37**	(2)	(4)
Other income	**955**	935	700
Total noninterest income	**28,449**	24,754	22,721
Noninterest expenses			
Salaries and employee benefits	**34,528**	36,193	43,348
Gain on postretirement curtailment	–	(2,928)	–
Loss on pension termination	–	1,008	–
Occupancy	**2,575**	2,093	2,031
Equipment and data processing	**7,378**	5,807	5,148
Deposit insurance premiums	**187**	168	458
Franchise tax	**2,010**	3,710	1,897
Advertising	**1,938**	1,924	1,455
Amortization of core deposit intangible	**1,671**	–	–
Acquisition expense	–	–	478
Other expenses	**7,421**	6,332	6,222
Total noninterest expenses	**57,708**	54,307	61,037
Income before income taxes	**25,188**	17,665	17,271
Income taxes	**9,509**	6,051	6,876
Net income	**$15,679**	$11,614	$10,395
Earnings Per Share			
Basic	**$ 0.49**	$ 0.35	$ 0.31
Diluted	**$ 0.48**	$ 0.35	$ 0.30

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(IN THOUSANDS, EXCEPT PER SHARE DATA)	Shares Outstanding	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Unearned Compensation	Treasury Stock	Total
Balance December 31, 1998	36,416	$345,872	$154,078	$ 733	$ 25,862	$ –	$474,821
Adjustment to convert Butler Wick to a calendar year end (1)	–	–	(825)	–	–	–	(825)
Balance January 1, 1999	36,416	345,872	153,253	733	(25,862)	–	473,996
Comprehensive income:							
Net income	–	–	10,395	–	–	–	10,395
Change in net unrealized (loss) on securities, net of taxes of ($2,012)	–	–	–	(3,736)	–	–	(3,736)
Comprehensive income	–	–	10,395	(3,736)	–	–	6,659
Issuance of common shares for RRP	1,342	16,444	–	–	(16,444)	–	–
Amortization of restricted common stock compensation	–	–	–	–	10,293	–	10,293
Shares distributed by ESOP trust	–	742	–	–	1,822	–	2,564
Special capital distribution, $6.00 per share	–	(226,549)	–	–	–	–	(226,549)
Dividends paid, $0.30 per share	–	–	(10,095)	–	–	–	(10,095)
Balance December 31, 1999	37,758	136,509	153,553	(3,003)	(30,191)	–	256,868
Comprehensive income:							
Net income	–	–	11,614	–	–	–	11,614
Change in net unrealized (loss) on securities, net of taxes of $1,565	–	–	–	2,905	–	–	2,905
Comprehensive income	–	–	11,614	2,905	–	–	14,519
Issuance of common shares for RRP	46	295	–	–	(295)	–	–
Amortization of restricted common stock compensation	–	54	–	–	1,964	–	2,018
Forfeiture of restricted common stock	(3)	(25)	–	–	25	–	–
Shares distributed by ESOP trust	–	134	–	–	1,823	–	1,957
Purchase of treasury stock	(484)	–	–	–	–	(3,322)	(3,322)
Dividends paid, $0.30 per share	–	–	(10,141)	–	–	–	(10,141)
Balance December 31, 2000	37,317	136,967	155,026	(98)	(26,674)	(3,322)	261,899
Comprehensive income:							
Net income	–	–	**15,679**	–	–	–	**15,679**
Change in net unrealized gain on securities, net of taxes of $808	–	–	–	**1,500**	–	–	**1,500**
Comprehensive income	–	–	**15,679**	**1,500**	–	–	**17,179**
Amortization of restricted common stock compensation	–	**62**	–	–	**1,622**	–	**1,684**
Forfeiture of restricted common stock	**(46)**	**(290)**	–	–	**242**	–	**(48)**
Shares distributed by ESOP trust	–	**164**	–	–	**1,822**	–	**1,986**
Purchase of treasury stock	**(1,604)**	–	–	–	–	**(11,038)**	**(11,038)**
Reissuance of common stock	**1**	–	–	–	–	**8**	**8**
Dividends paid, $0.30 per share	–	–	**(9,790)**	–	–	–	**(9,790)**
Balance December 31, 2001	**35,668**	**$136,903**	**$160,915**	**$ 1,402**	**$(22,988)**	**$(14,352)**	**$261,880**

(1) Butler Wick reported on a June 25, 1999 fiscal year end. Adjustment reflects Butler Wick activity for the six months ended June 25, 1999.
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	2001	2000	1999
(IN THOUSANDS)			
Cash Flows from Operating Activities			
Net income	$ 15,679	$ 11,614	$ 10,395
Adjustments to reconcile net income to net cash			
Provided by operating activities:			
Provision for loan loss allowances	2,495	300	100
Loss on pension termination	–	1,008	–
Gain on postretirement curtailment	–	(2,928)	–
Net (gains) losses	(5,895)	(149)	25
Accretion of discounts and amortization of premiums	(2,095)	(447)	(472)
Depreciation	2,223	1,573	1,356
FHLB stock dividends	(1,078)	(968)	(867)
Decrease (increase) in interest receivable	621	646	(1,032)
(Decrease) increase in interest payable	(734)	(1,235)	3,404
Increase in other assets	(4,620)	(907)	(1,362)
Increase in other liabilities	3,419	4,580	4,511
(Increase) decrease in trading securities	(2,419)	1,724	(4,294)
Amortization of restricted stock compensation	1,636	2,018	10,293
Decrease (increase) in margin accounts	12,382	(610)	(13,272)
Increase in loans held for sale	(20,192)	–	–
ESOP compensation	1,986	1,957	2,563
Net cash provided by operating activities	3,408	18,176	11,348
Cash Flows from Investing Activities			
Proceeds from principal repayments and maturities of:			
Mortgage-related securities held to maturity	27,385	26,718	44,898
Mortgage-related securities available for sale	37,693	23,464	27,353
Marketable securities held to maturity	1,300	693	5,000
Marketable securities available for sale	69,308	77,632	27,500
Proceeds from sale of:			
Mortgage-related securities available for sale	15,839	2,292	4,951
Mortgage-related securities held to maturity	1,454	3,757	–
Marketable securities available for sale	6,596	25,601	23,965
Loans	183,084	–	–
Real estate owned	839	–	–
Purchases of:			
Mortgage-related securities available for sale	(27,555)	(1,195)	(50,532)
Marketable securities available for sale	(15,335)	(38,212)	(105,243)
Marketable securities held to maturity	(2,082)	(476)	(691)
Net cash paid for acquisition	(69,844)	–	–
Net principal disbursed on loans	(312,206)	(141,391)	(64,970)
Loans purchased	(11,036)	(12,274)	–
Purchases of premises and equipment	(2,769)	(4,262)	(1,565)
Other	–	288	237
Net cash used in investing activities	(97,329)	(37,365)	(89,097)
Cash Flows from Financing Activities			
Net increase (decrease) in Now, savings and money market accounts	97,277	(16,114)	33,539
Net increase in certificates of deposit	70,050	82,440	22,966
Net increase in advance payments by borrowers for taxes and insurance	319	114	84
Proceeds from FHLB advances	193,000	–	–
Repayment of FHLB advances	(20,000)	–	–
Net (decrease) increase in other borrowed funds	(65,994)	(99,261)	197,375
Special capital distribution	–	–	(226,549)
Dividends paid	(9,790)	(10,141)	(10,095)
Proceeds from exercise of stock options	8	–	–
Purchase of treasury stock	(11,038)	(3,322)	–
Net cash provided by (used in) financing activities	253,832	(46,284)	17,320
Increase (decrease) in cash and cash equivalents	159,911	(65,473)	(60,429)
Cash and cash equivalents, beginning of year	45,972	111,445	172,409
Adjustment to convert Butler Wick to a calendar year end (1)	–	–	(535)
Cash and cash equivalents, end of year	$205,883	$ 45,972	$111,445

(1) Butler Wick reported on a June 25, 1999 fiscal year end. Adjustment reflects Butler Wick activity for the six months ended June 25, 1999.

See Notes to Consolidated Financial Statements

notes to consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of United Community Financial Corp. (United Community), a unitary savings and loan holding company, The Home Savings and Loan Company of Youngstown, Ohio (Home Savings), an Ohio chartered savings and loan company, and Butler Wick Corp. (Butler Wick), an investment brokerage firm, conform to generally accepted accounting principles and prevailing practices within the banking, thrift and brokerage industries. A summary of the more significant accounting policies follows.

Nature of Operations. United Community was incorporated under Ohio law in February 1998 by Home Savings in connection with the conversion of Home Savings from an Ohio mutual savings and loan association to an Ohio capital stock savings and loan association (Conversion). Upon consummation of the Conversion on July 8, 1998, United Community became the unitary savings and loan holding company for Home Savings. The business of Home Savings is providing consumer and business banking service to its market area in northeastern Ohio. At the end of 2001, Home Savings was doing business through 29 full-service banking branches and 4 loan production offices. Loans and deposits are primarily generated from the areas where banking branches are located. Home Savings derives its income predominantly from interest on loans, securities, and to a lesser extent, noninterest income. Home Savings' principal expenses are interest paid on deposits and normal operating costs. Home Savings' operations are principally in the savings and loan industry. Consistent with internal reporting Home Savings' operations are reported in one operating segment, which is retail banking. On August 12, 1999, United Community acquired Butler Wick, the parent company for three wholly-owned subsidiaries: Butler Wick & Co., Inc., Butler Wick Asset Management Company and Butler Wick Trust Company. Butler Wick has 12 office locations providing a full range of investment alternatives for individuals, companies and not-for-profit organizations throughout northeastern Ohio and western Pennsylvania. Butler Wick's operations are reported in a separate operating segment, which is investment advisory services.

Basis of Presentation. The consolidated financial statements include the accounts of United Community and its subsidiaries. All material intercompany transactions have been eliminated. Certain prior period data has been reclassified to conform to current period presentation.

Conversion to Capital Stock Form of Ownership. United Community issued 34,715,625 common shares in connection with the Conversion. Gross proceeds from the offering were $347,156,250, which included 2,677,250 shares issued to the United Community Financial Corp. Employee Stock Ownership Plan (ESOP) and 1,183,438 shares sold to Home Savings for transfer to the Home Savings Charitable Foundation. Conversion costs amounted to $4.6 million.

Home Savings issued all of its outstanding common stock to United Community in exchange for approximately one-half of the net proceeds of the offering. United Community accounted for the purchase in a manner similar to a pooling-of-interests whereby assets and liabilities of Home Savings maintain their historical cost basis in the consolidated company.

Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment and Mortgage-related Securities. Securities are classified as available for sale, held to maturity or trading upon their acquisition. Securities classified as available for sale are carried at estimated fair value with the unrealized holding gain or loss reflected as a component of equity, net of taxes. Securities classified as held to maturity are carried at amortized cost. Securities classified as trading are carried at estimated fair market value with the market value adjustment reflected on the statement of income. Premiums and discounts are recognized in interest income over the period to maturity by the level yield method. Realized gains or losses on the sale of debt securities are recorded based on the amortized cost of the specific securities sold. Security sales are recorded on a trade date basis. Securities are written down to fair value when a decline in fair value is not temporary. Other securities such as Federal Home Loan Bank stock are carried at cost.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances. For balance sheet presentation, the balances are presented net of deferred fees or costs on originated loans or unamortized premiums or discounts on purchased loans. Discounts and premiums are accreted or amortized using the interest method over the remaining period to contractual maturity. Unamortized net fees or costs are recognized upon early repayment of the loans. Unamortized net fees or costs on loans sold are included in the basis of the loans in calculating gains and losses.

Loans intended for sale are carried at the lower of cost or estimated market value determined on an aggregate basis. Net unrealized losses are recognized through a valuation allowance by a charge to income. Gains or losses on the sale of loans are determined under the specific identification method.

A loan (including a loan impaired under Statement of Financial Accounting Standard (SFAS) No. 114) is classified as nonaccrual when collectability is in doubt (this is generally when the borrower is 90 days past due on contractual principal or interest payments). A loan may be considered impaired, but remain on accrual status, when the borrower demonstrates (by continuing to make payments) a willingness to keep the loan current and by reducing the delinquency to less than 90 days. When a loan is placed on nonaccrual status, unpaid interest is reversed and an allowance is established by a charge to interest income equal to all accrued interest. Income is subsequently recognized only to the extent that cash payments are received. Cash receipts received on impaired loans are generally applied first to escrow requirements, then to delinquent interest, with any remainder to the principal balance. Loans are returned to full accrual status when the borrower has the ability and intent to make periodic principal and interest payments (this generally requires that the loan be brought current in accordance with its original contractual terms). Loans are classified as restructured when concessions are made to borrowers with respect to the principal balance, interest rate or the terms due to the inability of the borrower to meet the obligation under the original terms.

A loan is considered to be impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In general, Home Savings considers a loan on income-producing properties to be impaired when the debt service ratio is less than 1.0 and it is not probable that all payments will be received in accordance with contractual terms. Loans on non-income-producing properties are considered impaired whenever fair value of the underlying collateral is less than book value of the outstanding loan. Home Savings reviews all loans over $500,000 to determine if the impairment criteria have been met. If the impairment criteria have been met, a reserve is calculated, including all collection costs, according to the provisions of SFAS No. 114. Most of Home Savings' loan portfolio is excluded from the scope of SFAS No. 114 because the pronouncement is generally not applicable to large groups of smaller-balance homogeneous loans such as residential mortgage and other consumer loans. For loans which are individually not significant ($500,000 or less) and represent a homogeneous population, Home Savings evaluates impairment based on the level and extent of delinquencies in the portfolio and Home Savings' prior charge-off experience with those delinquencies. Home Savings charges principal off at the earlier of (i) when a total loss of principal has been deemed to have occurred as a result of the book value exceeding the fair value, or (ii) when collection efforts have ceased.

Allowance for Loan Losses. The allowance for loan losses is established at a level believed adequate by management to absorb probable losses in the loan portfolio. Management's determination of the adequacy of the allowance is based upon estimates derived from an analysis of individual credits, prior and current loss experience, loan portfolio delinquency levels, overall growth in the loan portfolio and current economic conditions. Consequently, these estimates are particularly susceptible to changes that could result in a material adjustment to results of operations. The provision for loan losses represents a charge against current earnings in order to maintain the allowance for loan losses at an appropriate level.

In determining the adequacy of the allowance for loan loss, management reviews and evaluates on a quarterly basis the necessity of a reserve for individual loans classified by management. Management determines the specifically allocated reserve for a classified loan based on its estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow, and legal options available to Home Savings. Once a review is completed, the Home Savings Asset Classification Committee determines the need for a specific reserve and allocates the reserve to the loan. Other loans not specifically reviewed by management are evaluated using the loss ratio calculated by type of loan. The loss ratio factors consider the homogeneous nature of the loans, the geographical lending areas involved, regulatory examination findings, specific grading systems applied and any other known factors which may impact the ratios used. Specific reserves on individual loans and historical ratios are reviewed quarterly and adjusted as necessary based on subsequent collections, loan upgrades or downgrades, nonperforming trends or actual principal charge-off. When evaluating the adequacy of the allowance for loan losses, consideration is given to geographic concentration and the closely associated effect changing economic conditions have on Home Savings.

Premises and Equipment. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the useful lives (or term of the lease, if shorter) of the related assets.

Real Estate Owned. Real estate owned, including property acquired in settlement of foreclosed loans, is carried at the lower of cost or estimated fair value less estimated cost to sell after foreclosure. Costs relating to the development and improvement of real estate owned are capitalized, whereas costs relating to holding and maintaining the property are charged to expense.

Servicing Assets. Servicing assets represent the allocated value of retained servicing rights on loans sold or securitized. Servicing assets are expensed in proportion to, and over the period of estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and, secondarily, as to prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market based assumptions. Any impairment of a grouping is reported as a valuation allowance.

Intangibles. Purchased intangibles, primarily goodwill and core deposit value, are recorded at cost. Core deposit value is amortized over the estimated life of six years. Goodwill is evaluated for impairment on a periodic basis.

Long-term Assets. Premises and equipment and other long -term assets are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Securitizations. Mortgage loans have been securitized with Freddie Mac. The securitization is recorded as a sale when control has been relinquished, with a gain or loss recorded on the sale. The gain or loss is calculated based on the cash received versus the carrying value of the assets transferred. If some interests, such as servicing assets, and cash reserve accounts, are retained, the carrying value of all assets sold and retained is allocated to each asset based on fair value at sale date. Fair values are based on market quotes or on the present value of future expected cash flows using estimates of credit losses, prepayment rates, interest rates, and discount rates.

Stock Compensation. Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of SFAS No. 123 to measure expense for options granted after 1994, using an option pricing model to estimate fair value.

Loan Fees. Loan origination fees received for loans, net of direct origination costs, are deferred and amortized to interest income over the contractual lives of the loans using the level yield method. Fees received for loan commitments that are expected to be drawn, based on Home Savings' experience with similar commitments, are deferred and amortized over the lives of the loans using the level yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis. Unamortized deferred loan fees or costs related to loans paid off are included in income. Unamortized net fees or costs on loans sold are included in the basis of the loans in calculating gains and losses. Amortization of net deferred fees is discontinued for loans that are deemed to be nonperforming.

Income Taxes. The provision for federal income taxes is based upon earnings reported for financial statement purposes rather than amounts reported on United Community's income tax returns. Deferred income taxes, which result from temporary differences in the recognition of income and expense for financial statement and tax return purposes, are included in the calculation of income tax expense. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the enactment date.

Deferred income tax assets and liabilities are recorded annually for differences between financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established, based on the weight of available evidence, when it is more likely than not that some portion or all of the deferred tax asset will not be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

Employee Stock Ownership Plan. The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Earnings Per Share. Basic Earnings Per Share (EPS) are based on the weighted average number of common shares outstanding during the year. Diluted EPS are based on the weighted average number of common shares and common share equivalents outstanding during the year. See further discussion at Note 20.

Statements of Cash Flows. For purposes of the statement of cash flows, United Community considers all highly liquid investments with a term of three months or less to be cash equivalents. Net cash flows are reported for loan and deposit transactions.

Loss Contingencies. Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Fair Value of Financial Instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 16. Fair value estimates involve uncertainties and matters of significant judgement regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Potential Impact of Financial Instruments with Off-Balance Sheet and Credit Risk. In the normal course of business, Butler Wick's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose Butler Wick to risk in the event the customer is unable to fulfill its contractual obligations. Butler Wick maintains cash and margin accounts for its customers located primarily in northeastern Ohio and western Pennsylvania.

Butler Wick's customer securities activities are transacted on either a cash or margin basis. In margin transactions, Butler Wick extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in customer's accounts. In connection with these activities, Butler Wick executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose Butler Wick to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, Butler Wick may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Butler Wick seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Butler Wick monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Butler Wick's customer financing and securities settlement activities require Butler Wick to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, Butler Wick may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. Butler Wick controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, Butler Wick establishes credit limits for such activities and monitors compliance on a daily basis.

As a securities broker and dealer, a substantial portion of Butler Wick's transactions are collateralized. Butler Wick's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transaction can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy its obligations to Butler Wick.

New Accounting Standards. In June 2001, FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires all business combinations within its scope to be accounted for using the purchase method, rather than the pooling-of-interests method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. United Community completed the acquisition of Industrial Bancorp on July 1, 2001, which it accounted for using the purchase method.

Also in June 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses the accounting for such assets arising from prior and future business combinations. Upon the adoption of this Statement, goodwill arising from business combinations will no longer be amortized, but rather will be assessed regularly for impairment, with any such impairment recognized as a reduction to earnings in the period identified. Other intangible assets, such as core deposit intangible assets, will continue to be amortized over their estimated useful lives. United Community was required to adopt this Statement on January 1, 2002 and early adoption is not permitted. United Community had goodwill of $19.7 million and core deposit intangible assets of $6.3 million as of December 31, 2001.

2. ACQUISITIONS

On August 12, 1999, United Community acquired Butler Wick, a full service broker dealer for retail and institutional clients. In connection with the acquisition, United Community issued approximately 1.7 million common shares in exchange for all of Butler Wick's outstanding shares. The acquisition was accounted for by the pooling-of-interests method. Accordingly, the assets, liabilities and shareholders' equity of Butler Wick were recorded on the books of United Community at their values as reported on the books of Butler Wick immediately prior to the consummation of the acquisition. This presentation required the restatements of prior periods as if the companies had been combined for all years presented. The restatement for the Butler Wick acquisition was accomplished by combining Butler Wick's June 25, 1999 fiscal year financial information with United Community's December 31, 1998 calendar year financial information. In 1999, Butler Wick's fiscal year was conformed to United Community's calendar year. As a result of conforming fiscal periods, United Community's consolidated statements of income for the second half of 1998 and the first half of 1999 include Butler Wick's net income for the six months ended June 25, 1999 of $825,000. An adjustment to shareholders' equity removes the effect of including Butler Wick's financial results for both periods.

On July 1, 2001, United Community acquired all of the capital stock of Industrial Bancorp, Inc., the holding company for The Industrial Savings and Loan Association (Industrial Savings), an Ohio-chartered savings and loan association, through the merger of Home Savings' subsidiary, UCFC Acquisition Subsidiary, Inc. into Industrial Bancorp, Inc. Industrial Savings was then merged into Home Savings. The assets acquired consisted principally of loans and securities.

Home Savings accounted for the acquisition as a purchase and has included Industrial Bancorp's results of operations from the effective date of the acquisition in its 2001 financial statements. Based on Industrial Bancorp's 4,284,751 outstanding shares, the acquisition was valued at $87.3 million, which was paid in cash. The excess of the aggregate purchase price over the fair market value of net assets acquired (approximately $19.7 million) will not be amortized but will be assessed for impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets."

In connection with the acquisition, Home Savings acquired all of the equipment and other physical property of Industrial Bancorp. Home Savings intends to continue to use the assets acquired in this transaction in the manner utilized by Industrial Bancorp prior to the acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

(DOLLARS IN THOUSANDS)	At July 1, 2001
Cash and securities	$ 33,493
Loans, net	386,900
Premises and equipment	4,996
Goodwill	19,664
Core deposit intangible	7,983
Other assets	5,675
Total assets acquired	458,711
Deposits	317,196
Other borrowed funds	50,556
Other liabilities	1,278
Total liabilities assumed	369,030
Net assets acquired	$ 89,681

The following summarized unaudited pro forma financial information for the periods ended December 31, 2001 and 2000 assumes the Industrial Bancorp merger occurred as of January 1, 2000:

December 31,	2001	2000
(IN THOUSANDS, EXCEPT PER SHARE DATA)		
Net interest income after provision for loan losses	$60,157	$58,342
Net income	12,142	12,293
Diluted earnings per share	$ 0.38	$ 0.37

As previously announced on September 6, 2001, United Community Financial Corp. executed a definitive agreement for Home Savings to acquire Potters Financial Corporation (Potters), the holding company for Potters Bank in East Liverpool, Ohio. Subject to approval of regulatory authorities and Potters' shareholders, Home Savings will pay $22.00 in cash for each Potters common share outstanding. The transaction is anticipated to be completed in the second quarter of 2002. Home Savings will account for the acquisition as a purchase and will include Potters' results of operations from the effective date of the acquisition in its 2002 financial statements. At December 31, 2001, Potters had total assets of $146.6 million and total deposits of $114.7 million. Based on Potters' 998,614 outstanding shares and 104,657 stock options, the acquisition is valued at $23.6 million.

3. CASH AND CASH EQUIVALENTS

Federal Reserve Board regulations require depository institutions to maintain certain minimum reserve balances. These reserves, which consisted of vault cash and deposits at the Federal Reserve Bank, totaled approximately $15.5 million and $4.1 million at December 31, 2001 and 2000, respectively.

4. MARKETABLE SECURITIES

Marketable securities are summarized as follows:

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(IN THOUSANDS)				
Available for Sale				
U.S. Treasury and agency securities	$24,692	$ 488	$ 20	$25,160
Corporate notes	13,805	288	–	14,093
Equity securities	11,463	496	131	11,828
Total marketable securities available for sale	49,960	1,272	151	51,081
Held to Maturity				
U.S. Treasury and agency securities	1,698	18	21	1,695
Total marketable securities held to maturity	1,698	18	21	1,695
Total marketable securities	$51,658	$1,290	$172	$52,776

December 31, 2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(IN THOUSANDS)				
Available for Sale				
U.S. Treasury and agency securities	$45,248	$326	$132	$45,442
Corporate notes	45,723	36	167	45,592
Equity securities	7,296	223	108	7,411
Total marketable securities available for sale	98,267	585	407	98,445
Held to Maturity				
U.S. Treasury and agency securities	876	24	–	900
Total marketable securities held to maturity	876	24	–	900
Total marketable securities	$99,143	$609	$407	$99,345

The weighted average interest rate on marketable securities was 5.28% and 5.72% at December 31, 2001 and 2000, respectively. The corporate notes consist primarily of medium-term notes issued by corporations with investment grade ratings.

Marketable securities available for sale by contractual maturity, repricing or expected call date are shown below:

December 31, 2001 (IN THOUSANDS)	Amortized Cost	Fair Value
Due in one year or less	$ 15,089	$ 15,187
Due after one year through five years	23,408	24,066
Due after five years through ten years	–	–
Due after ten years	–	–
Total	$ 38,497	$ 39,253

Equity securities do not have a contractual maturity.

Marketable securities held to maturity by contractual maturity, repricing or expected call date are shown below:

December 31, 2001 (IN THOUSANDS)	Amortized Cost	Fair Value
Due in one year or less	$ 101	$ 102
Due after one year through five years	1,597	1,593
Due after five years through ten years	–	–
Due after ten years	–	–
Total	$ 1,698	$ 1,695

Proceeds on sales of marketable and equity securities available for sale were approximately $6.6 million for the year ended December 31, 2001. There were realized gains of approximately $302,000 and realized losses of approximately $50,000 for the year ended December 31, 2001. Proceeds on sales of marketable and equity securities available for sale were approximately $25.6 million for the year ended December 31, 2000. There were realized gains of approximately $116,000 and realized losses of approximately $80,000 for the year ended December 31, 2000. Proceeds on sales of marketable and equity securities available for sale were approximately $24.0 million for the year ended December 31, 1999. There were realized gains of approximately $176,000 and realized losses of approximately $238,000 for the year ended December 31, 1999. There were no sales of marketable securities held to maturity during the years ended December 31, 2001, 2000 and 1999.

Securities pledged for public funds deposits were approximately $52.1 million and $27.4 million at December 31, 2001 and 2000, respectively.

United Community's trading securities consist of commercial paper, government obligations and an investment in mutual funds for the Butler Wick Retention Plan.

5. MORTGAGE-RELATED SECURITIES

Mortgage-related securities are summarized as follows:

December 31, 2001 (IN THOUSANDS)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale				
Participation certificates:				
Government agency issues	$ 25,892	$ 263	$ 31	$ 26,124
Private issues	307	–	15	292
Collateralized mortgage obligations:				
Government agency issues	20,804	356	–	21,160
Private issues	19,030	463	–	19,493
Total mortgage-related securities available for sale	66,033	1,082	46	67,069
Held to Maturity				
Participation certificates:				
Government and government agency issues	78,798	1,937	91	80,644
Total mortgage-related securities	$144,831	$3,019	$137	$147,713

December 31, 2000 (IN THOUSANDS)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale				
Participation certificates:				
Government agency issues	$ 37,110	$ 134	$ 293	$ 36,951
Private issues	380	–	19	361
Collateralized mortgage obligations:				
Government agency issues	21,295	–	154	21,141
Private issues	33,274	155	151	33,278
Total mortgage-related securities available for sale	92,059	289	617	91,731
Held to Maturity				
Participation certificates:				
Government and government agency issues	107,684	1,002	457	108,229
Total mortgage-related securities	$199,743	$1,291	$1,074	$199,960

Mortgage-related securities are classified by type of interest payment as follows:

December 31,	2001		2000	
	Amortized Cost	**Fair Value**	Amortized Cost	Fair Value
(IN THOUSANDS)				
Available for Sale				
Adjustable rate:				
Private issues	**$ 307**	**$ 292**	$ 380	$ 361
Total adjustable rate	**307**	**292**	380	361
Fixed rate:				
Participation certificates:				
Government agency issues	**25,892**	**26,124**	37,110	36,951
Collateralized mortgage obligations:				
Government agency issues	**20,804**	**21,160**	21,295	21,141
Private issues	**19,030**	**19,493**	33,274	33,278
Total fixed rate	**65,726**	**66,777**	91,679	91,370
Total available for sale	**66,033**	**67,069**	92,059	91,731
Held to Maturity				
Adjustable rate:				
Participation certificates:				
Government agency issues	**303**	**305**	402	402
Total adjustable rate	**303**	**305**	402	402
Fixed rate:				
Participation certificates:				
Government and government agency issues	**78,495**	**80,339**	107,282	107,827
Total fixed rate	**78,495**	**80,339**	107,282	107,827
Total held to maturity	**78,798**	**80,644**	107,684	108,229
Total mortgage-related securities	**$144,831**	**$147,713**	$199,743	$199,960

Proceeds on sales of mortgage-related securities available for sale were $15.8 million for the year ended December 31, 2001. There were realized gains of $79,000 and no realized losses for the year ended December 31, 2001. Proceeds on sales of mortgage-related securities held to maturity were $1.5 million for the year ended December 31, 2001. There were realized gains of $61,000 and no realized losses for the year ended December 31, 2001. Proceeds on sales of mortgage-related securities available for sale were $2.3 million for the year ended December 31, 2000. There were realized gains of $50,000 and realized losses of $2,000 for the year ended December 31, 2000. Proceeds on sales of mortgage-related securities held to maturity were $3.8 million for the year ended December 31, 2000. There were realized gains of $68,000 and realized losses of $1,000 for the year ended December 31, 2000. Proceeds on sales of mortgage-related securities available for sale were $4.9 million for the year ended December 31, 1999. There were realized gains of $40,000 and no realized losses for the year ended December 31, 1999. There were no sales of mortgage-related securities held to maturity during the year ended December 31, 1999. Mortgage-related securities sold from the held to maturity portfolio were less than 15% of the principal outstanding at acquisition.

6. LOANS

Loans consist of the following:

December 31,	**2001**	2000
(IN THOUSANDS)		
Real Estate:		
Permanent:		
One- to four-family	**$ 978,468**	$ 618,112
Multifamily	**60,691**	24,085
Nonresidential	**153,368**	137,976
Land	**11,432**	5,172
Construction:		
One- to four-family	**115,853**	57,955
Multifamily and nonresidential	**26,883**	11,389
Total real estate	**1,346,695**	854,689
Consumer	**110,749**	58,345
Commercial	**39,226**	34,657
Total loans	**1,496,670**	947,691
Less:		
Loans in process	**71,820**	59,273
Allowance for loan losses	**11,480**	6,553
Deferred loan fees, net	**6,891**	5,212
Total	**90,191**	71,038
Loans, net	**$1,406,479**	$ 876,653

Loans with adjustable rates included above totaled $387.4 million and $253.3 million at December 31, 2001 and 2000, respectively. Substantially all such loans have contractual interest rates that increase or decrease at periodic intervals no greater than three years, or have original terms to maturity of three years or less. Adjustable-rate loans reprice primarily based upon U.S. Treasury security rates.

Nonresidential real estate loans are typically collateralized by the property. Commercial loans are collateralized by accounts receivable, inventory and other assets used in the borrowers' business. Substantially all of the consumer loans, including consumer lines of credit, are secured by equity in the borrowers' residence.

At December 31, 2001 and 2000, loans serviced for the benefit of others, not included in the detail above, totaled $178.9 million and $4.9 million, respectively.

Loan commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments extend over various periods of time with the majority of such commitments disbursed within a sixty-day period. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Commitments to extend credit at fixed rates expose Home Savings to some degree of interest rate risk. Home Savings evaluates each customer's creditworthiness on a case-by-case basis. The type or amount of collateral obtained varies and is based on management's credit evaluation of the potential borrower. Home Savings normally has a number of outstanding commitments to extend credit. At December 31, 2001, there were outstanding commitments to originate $51.9 million of fixed-rate mortgage loans and other loans (with interest rates that ranged from 5.875% to 9.125%), $2.2 million of adjustable-rate loans, discounted, and $33.1 million of commercial loans. Terms of the commitments extend up to six months, but are generally less than two months.

At December 31, 2001, there were also outstanding unfunded consumer lines of credit of $44.1 million, which are adjustable-rate based on the one-year U.S. Treasury index, and commercial lines of credit of $48.7 million, which are adjustable rate based on the prime lending index. Generally, all lines of credit are renewable on an annual basis. Home Savings does not expect all of these lines to be used by the borrowers.

Home Savings' business activity is principally with customers located in Ohio. Except for residential loans in Home Savings' market area, Home Savings has no other significant concentrations of credit risk.

Allowance for Loan Losses. Changes in the allowance for loan losses are as follows:

Year Ended December 31,	**2001**	2000	1999
(IN THOUSANDS)			
Balance, beginning of year	**$ 6,553**	$6,405	$6,398
Acquired from Industrial Bancorp	**2,795**	–	–
Provision for loan loss allowances	**2,495**	300	100
Amounts charged off	**(395)**	(201)	(125)
Recoveries	**32**	49	32
Balance, end of year	**$11,480**	$6,553	$6,405

Nonperforming loans (loans 90 days past due and restructured loans) were $12.5 million, $9.7 million and $3.9 million at December 31, 2001, 2000 and 1999, respectively.

As of or for the Year Ended December 31,	**2001**	2000
(IN THOUSANDS)		
Impaired loans on which no specific valuation allowance was provided	**$1,718**	$9,458
Impaired loans on which specific valuation allowance was provided	**1,169**	85
Total impaired loans at year-end	**2,887**	9,543
Specific valuation allowances on impaired loans at year-end	**751**	85
Average impaired loans during year	**1,953**	5,144
Interest income recognized on impaired loans during the year	**163**	459
Interest income potential based on original contract terms of impaired loans	**190**	484

Directors and officers of United Community, Home Savings and Butler Wick are customers of Home Savings in the ordinary course of business. Loans to directors and officers have terms consistent with those offered to other customers. At December 31, 2001 and 2000, loans to officers or directors of United Community, Home Savings and Butler Wick totaled approximately $1.3 million and $1.9 million, respectively.

7. MORTGAGE BANKING ACTIVITIES

During 2001, Home Savings became active in the secondary market. Loans serviced for others, which are not reported as assets, totaled $178.9 million at December 31, 2001.

Activity for capitalized mortgage servicing rights was as follows:

Balance, beginning of year	**$ –**
Additions	**1,322**
Acquired from Industrial Bancorp	**509**
Amortized to expense	**(204)**
Allowance for impairment	**(22)**
Balance, end of year	**$1,605**

8. SECURITIZATIONS

During 2001, $110.6 million in residential mortgage loans were sold in securitization transactions. The securities received in these transactions were then immediately sold. A gain of $4.6 million was recorded on the sale. Home Savings retained servicing responsibilities for the loans for which it receives annual servicing fees approximating 0.25% of the outstanding balance of the loans.

Approximately $16.5 million of the loans sold had loan to value ratios greater than 80% and did not have mortgage insurance coverage on the delivery date. These loans were sold with recourse to Home Savings. The recourse obligation will terminate for each loan on October 31, 2002, provided that during the preceding 12 months, the loan has not been 30 days or more delinquent. If this criteria is not met, the recourse obligation on that loan will continue until such time as the loan becomes and remains current for a period of 12 consecutive scheduled monthly payments from the date of the last delinquency.

In addition, approximately $63.7 million of the loans sold did not comply with the title insurance or attorney opinion of title requirements of the purchaser. Home Savings has agreed to indemnify the purchaser in the event of any default, loss or delay in enforcement that arises as a result of the failure to comply with the title insurance or attorney opinion of title requirements.

Approximately $8.5 million in loans are included in both the recourse and indemnity agreements.

During 2001, Home Savings securitized one-to- four family residential mortgage loans and retained the rights to service those loans. An analysis of the activity in securitizations serviced by Home Savings during 2001 follows:

(DOLLARS IN THOUSANDS)

Balance at December 31, 2000:	
Principal balance of loans	$ –
Amortized cost of servicing rights	–
Servicing rights as a % of principal	–
New securitizations during the year:	
Principal balance of loans	**110,619**
Fair value of servicing rights	**1,012**
Servicing rights as a % of principal	**0.91%**
Principal payments received on loans collateralized	**8,132**
Balance at December 31, 2001:	
Principal balance of loans	**$102,487**
Amortized cost of servicing rights	**929**
Servicing rights as a % of principal	**0.91%**
Other information at end of period	
Weighted average rate	**7.14%**
Weighted average maturity in months	**244**
Fair value assumptions	
Discount rate	**8.00%**
Weighted average prepayment assumptions	**229PSA**
Anticipated delinquency	**1.00%**

Cash flows from all securitizations of mortgage loans were as follows in 2001:

(DOLLARS IN THOUSANDS)

Securitization proceeds	**$114,041**
Servicing fees received	**44**

In the securitization transaction, the company retained residual interest in the form of servicing assets to $1.0 million. The servicing assets represent the allocated value of retained servicing rights on the loans securitized. The following table indicates how fair value might decline if the assumptions change unfavorably in two different magnitudes:

Fair value at December 31, 2001	**$929**
Weighted average life (in months)	**82**
Projected fair value based on:	
Increase in PSA of 50	**882**
Increase in PSA of 100	**839**

The effect of adverse changes are hypothetical and should not be extrapolated to other changes as the effects are not linear.

9. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

December 31,	2001	2000
(IN THOUSANDS)		
Land and improvements	**$ 4,180**	$ 2,202
Buildings	**16,033**	11,661
Leasehold improvements	**1,208**	1,078
Furniture and equipment	**14,042**	11,001
	35,463	25,942
Less allowances for depreciation and amortization	**17,982**	14,003
Total	**$17,481**	$11,939

Rent expense was $212,000 for 2001, $135,000 for 2000, and $82,000 for 1999. Rent commitments under noncancelable operating leases were as follows, before considering renewal options that generally are present.

(IN THOUSANDS)

2002	**$218**
2003	**138**
2004	**54**
2005	**54**
2006	–
Thereafter	–
Total	**$465**

10. DEPOSITS

Deposits consist of the following:

December 31,	2001		2000	
	Amount	**Weighted Average Rate**	Amount	Weighted Average Rate
(DOLLARS IN THOUSANDS)				
Checking accounts:				
Interest-bearing	**$ 106,631**	**1.98%**	$ 65,988	1.05%
Noninterest-bearing	**36,176**		17,573	
Savings accounts	**257,417**	**2.22**	199,680	2.28
Money market accounts	**151,251**	**3.50**	80,004	4.35
Certificates of deposit	**831,943**	**4.99**	537,168	6.07
Total deposits	**$1,383,418**	**3.95%**	$900,413	4.61%

Interest expense on deposits is summarized as follows:

Year Ended December 31,	2001	2000	1999
(IN THOUSANDS)			
Interest-bearing demand deposits	**$ 5,446**	$ 4,166	$ 3,131
Savings accounts	**5,212**	5,272	5,533
Certificates of deposit	**37,353**	25,956	21,768
Total	**$48,011**	$35,394	$30,432

A summary of certificates of deposit by maturity follows:

December 31,	2001
(IN THOUSANDS)	
Within 12 months	**$540,859**
12 months to 24 months	**208,465**
24 months to 36 months	**30,476**
36 months to 48 months	**39,702**
Over 48 months	**12,441**
Total	**$831,943**

A summary of certificates of deposit and other deposits with balances of $100,000 or more by maturity is as follows:

December 31, 2001	Certificates of Deposit	Checking, Savings and Money Market Accounts
(IN THOUSANDS)		
Three months or less	**$ 32,987**	**$97,676**
Over three months to six months	**20,492**	–
Over six months to twelve months	**59,432**	–
Over twelve months	**52,917**	–
Total	**$165,828**	**$97,676**

Deposits in excess of $100,000 are not federally insured. Home Savings did not have brokered deposits for the years ended December 31, 2001 and 2000.

11. OTHER BORROWED FUNDS

The following is a summary of FHLB borrowings:

December 31,	2001		2000	
Year of Maturity	Amount	Weighted average rate	Amount	Weighted average rate
(DOLLARS IN THOUSANDS)				
2001	**$ –**	**–%**	$76,500	6.25%
2002	**35,157**	**4.63**	5,000	7.02
2003	**20,150**	**4.69**	–	–
2004	**43,000**	**4.56**	–	–
2005	**18,000**	**5.19**	–	–
2006	**112,000**	**4.73**	–	–
Total	**$228,307**		$81,500	

The following is a summary of other short-term borrowings:

December 31,	2001		2000	
	Amount	Weighted average rate	Amount	Weighted average rate
(DOLLARS IN THOUSANDS)				
Variable interest revolving line of credit	**$19,326**	**1.85%**	$25,334	6.41%
Securities sold under repurchase agreement	**23,998**	**2.83%**	7,483	5.20%
Total	**$43,324**		$32,817	

Home Savings has available credit with the FHLB of $528.0 million, of which $228.0 million was used at December 31, 2001. All advances from the FHLB of Cincinnati are secured by a blanket mortgage collateral agreement for 125% of outstanding advances, amounting to $285.0 million at December 31, 2001. Butler Wick has a revolving line of credit, which is fully collateralized by marketable securities valued at $4.7 million and $24.6 million at December 31, 2001 and 2000, respectively. Securities worth $32.5 million are being held at the Federal Reserve Bank as collateral for a repurchase agreement as of December 31, 2001.

12. INCOME TAXES

The provision for income taxes consists of the following components:

Year Ended December 31,	2001	2000	1999
(IN THOUSANDS)			
Current	**$7,374**	$5,673	$6,822
Deferred	**2,135**	378	54
Total	**$9,509**	$6,051	$6,876

A reconciliation from tax at the statutory rate to the income tax provision is as follows:

Year Ended December 31,	2001		2000		1999	
	Dollars	Rate	Dollars	Rate	Dollars	Rate
(DOLLARS IN THOUSANDS)						
Tax at statutory rate	**$8,816**	**35.0%**	$6,183	35.0%	$6,045	35.0%
Increase (decrease) due to:						
Intangible amortization	**585**	**2.3**				
Valuation of temporary differences	**–**	**–**	–	–	400	2.3
State taxes	**(29)**	**(0.1)**	140	0.8	230	1.3
Other	**137**	**0.6**	(272)	(1.5)	201	1.2
Income tax provision	**$9,509**	**37.8%**	$6,051	34.3%	$6,876	39.8%

Significant components of the deferred tax assets and liabilities are as follows. A valuation allowance has been established as discussed below:

December 31, (IN THOUSANDS)	2001	2000
Deferred tax assets:		
Charitable contribution	**$1,734**	$2,511
Loan loss reserves	**4,018**	2,293
Postretirement benefits	**1,460**	1,800
Deferred loan fees	**2,456**	1,825
Unrealized loss on securities available for sale	–	53
Compensation accruals	**1,512**	761
Other	**442**	387
Valuation Allowance	**(400)**	(400)
Deferred tax assets	**11,222**	9,230
Deferred tax liabilities:		
Purchase accounting adjustments	**2,186**	–
Original issue discount	**3,716**	1,977
FHLB stock dividends	**4,211**	3,004
Post 1987 tax bad debts	**532**	717
Unrealized gain on securities available for sale	**755**	–
Loan servicing	**562**	
Other	**420**	134
Deferred tax liabilities	**12,382**	5,832
Net deferred tax (liability) asset	**($1,160)**	$3,398

During 1996, legislation was passed that repealed Section 593 of the Internal Revenue Code for taxable years beginning after December 31, 1995. Section 593 allowed thrift institutions, including Home Savings, to use the percentage-of-taxable income bad debt accounting method, if more favorable than the specific charge-off method, for federal income tax purposes. The excess reserves (deduction based on the percentage of taxable income less the deduction based on the specific charge-off method) accumulated post-1987 are required to be recaptured ratably over a six-year period beginning in 1996. The recapture has no effect on Home Savings' statement of income as income taxes were provided for in prior years in accordance with SFAS 109, "Accounting for Income Taxes." The timing of this recapture was delayed for two years because Home Savings originated more residential loans in that period than the average originations in the past six years. Beginning in 1998, Home Savings began to recapture the excess reserves in the amount of $6.1 million resulting in payments totaling $2.1 million, which have been previously accrued. The pre-1988 reserve provisions are subject only to recapture requirements in the case of certain excess distributions to, and redemptions of, shareholders or if Home Savings no longer qualifies as a "bank." Tax bad debt deductions accumulated prior to 1988 by Home Savings are approximately $18.6 million. A deferred income tax liability of $6.5 million has not been provided on these bad debt deductions and no recapture of these amounts is anticipated.

In December 1998, Home Savings made a charitable contribution of 1,183,438 shares of United Community's stock to the Home Savings Charitable Foundation valued at approximately $11.8 million. Charitable contributions can only be deducted to the extent of 10% of taxable income, subject to certain adjustments, for the period in which the contribution is made. Any excess may be carried forward for a period of five years to be offset against future taxable income. A deferred tax asset in the amount of $1.7 million is recorded at December 31, 2001. Home Savings provided a deferred tax asset valuation allowance of $400,000 against this amount. This valuation allowance reduced the contribution carryforward to a net amount, which management believes more likely than not that it could be realized based on management's estimate of its future earnings and the expected timing of temporary difference reversals. The contribution carryforward is set to expire in 2003.

13. SHAREHOLDERS' EQUITY

Dividends. United Community's source of funds for dividends to its shareholders are earnings on its investments and dividends from Home Savings and Butler Wick. During the year ended December 31, 2001, United Community paid regular dividends in the amount of $9.8 million. Home Savings' primary regulator, the OTS, has regulations that impose certain restrictions on payments of dividends to United Community.

Home Savings must file an application with, and obtain approval from, the OTS (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus retained net income for the preceding two years; (ii) if Home Savings would not be at least adequately capitalized following the capital distribution; (iii) if the proposed distribution would violate a prohibition contained in any applicable statute, regulation or agreement between Home Savings and the OTS or the FDIC, or any condition imposed on Home Savings in an OTS-approved application or notice. If Home Savings is not required to file an application, it must file a notice of the proposed capital distribution with the OTS.

Other Comprehensive Income. Other comprehensive (loss) income included in the Consolidated Statements of Shareholders' Equity consists solely of unrealized gains and losses on available for sale securities. The change includes reclassification of gains or losses on sales of securities of $217,000, $80,000, and $14,000 for the year ended December 31, 2001, 2000 and 1999, respectively.

Liquidation Account. At the time of the Conversion, Home Savings established a liquidation account which was equal to its regulatory capital as of the latest practicable date prior to the Conversion. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for the accounts then held.

14. REGULATORY CAPITAL REQUIREMENTS

Home Savings is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on United Community. The regulations require Home Savings to meet specific capital adequacy guidelines and the regulatory framework for prompt corrective action that involve quantitative measures of Home Savings' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Home Savings' capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Home Savings to maintain minimum amounts and ratios of Core and Tangible capital (as defined in the regulations) to adjusted total assets (as defined) and of total capital (as defined) to risk-weighted assets (as defined).

As of December 31, 2001 and 2000, the OTS categorized Home Savings as well capitalized under the regulatory framework for Prompt Corrective Action. To be categorized as well capitalized, Home Savings must maintain minimum Core, Tier 1 and total capital ratios as set forth in the table above. There are no conditions or events since that notification that have changed Home Savings' category.

Management believes, as of December 31, 2001, that Home Savings meets all capital requirements to which it is subject. Events beyond management's control, such as fluctuations in interest rates or a downturn in the economy in areas in which Home Savings' loans and securities are concentrated, could adversely affect future earnings and, consequently, Home Savings' ability to meet its future capital requirements.

Butler Wick is subject to regulatory capital requirements set forth by the Securities and Exchange Commission's Uniform Net Capital Rule. Butler Wick has elected to use the alternative method, permitted by rule, which requires Butler Wick to maintain minimum net capital, as

As of December 31, 2001

	Actual		**Minimum Capital Requirements**		**To Be Well Capitalized Under Prompt Corrective Action Provisions**	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
(DOLLARS IN THOUSANDS)						
Total capital (to risk-weighted assets)	**$178,196**	**14.70%**	**$96,961**	**8.00%**	**$121,202**	**10.00%**
Tier 1 capital (to risk-weighted assets)	**168,233**	**13.88**	*	*	**72,721**	**6.00**
Core (Tier 1) capital (to adjusted total assets)	**168,233**	**9.07**	**74,228**	**4.00**	**92,785**	**5.00**
Tangible capital (to adjusted total assets)	**168,233**	**9.07**	**27,836**	**1.50**	*	*

As of December 31, 2000

	Actual		Minimum Capital Requirements		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(DOLLARS IN THOUSANDS)						
Total capital (to risk-weighted assets)	$181,460	24.33%	$59,656	8.00%	$ 74,570	10.00%
Tier 1 capital (to risk-weighted assets)	175,340	23.51	*	*	44,742	6.00
Core (Tier 1) capital (to adjusted total assets)	175,340	14.51	36,242	3.00	60,403	5.00
Tangible capital (to adjusted total assets)	175,340	14.51	18,121	1.50	*	*

*Ratio is not required under regulations.

defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2001, Butler Wick had net capital of $ 7.5 million, which was 35% of aggregate debit balances and $ 7.1 million in excess of required minimum net capital.

15. BENEFITS PLANS

Defined Benefit Pension Plan. Home Savings terminated its pension plan, effective July 31, 1999, subject to applicable regulatory approval. During 1999, Home Savings received approval to terminate the plan from the Pension Benefit Guaranty Corporation and Home Savings received final approval from the Internal Revenue Service in 2000. Home Savings settled its pension obligations in July 2000 and recorded a termination loss of $1.0 million.

Other Postretirement Benefit Plans. In addition to Home Savings' retirement plans, Home Savings sponsors a defined benefit health care plan that was curtailed in 2000 to provide postretirement medical benefits for employees who have worked 20 years and attained a minimum age of 60 by September 1, 2000, while in service with Home Savings. The plan is contributory and contains minor cost-sharing features such as deductibles and coinsurance. In addition, postretirement life insurance coverage is provided for employees who were participants prior to December 10, 1976. The life insurance plan is non-contributory. Home Savings' policy is to pay premiums monthly, with no pre-funding.

The weighted-average annual assumed rate of increase in the per capita cost of coverage benefits (i.e., health care cost trend rate) used in the 2001 valuation was 8.0 percent and was assumed to decrease 0.5 percent per year to 6 percent for the year 2005 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	1 Percentage Point Increase	**1 Percentage Point Decrease**
(IN THOUSANDS)		
Effect on total of service and interest cost components	**$ 20**	**$ (17)**
Effect on the postretirement benefit obligation	**$277**	**$(239)**

Year Ended December 31,	**2001**	2000	
	Postretirement Plan	Defined Benefit Plan	Postretirement Plan
(IN THOUSANDS)			
Change in Benefit Obligation:			
Benefit obligation at beginning of year	**$ 2,442**	$ 6,186	$ 5,053
Service cost	**13**	–	150
Interest cost	**194**	218	299
Actuarial loss/(gain)	**400**	–	(10)
Benefit paid	**(188)**	(10,623)	(122)
Termination loss	–	4,219	–
Curtailment	–	–	(2,928)
Benefit obligation at end of the year	**$ 2,861**	$ –	$ 2,442
Change in Plan Assets:			
Fair value of plan assets at beginning of year	–	$ 10,292	–
Actual return of plan assets	–	331	–
Benefits paid	–	(10,623)	–
Fair value of plan assets at end of the year	**$ –**	$ –	$ –
Funded status of the plan	**$ (2,861)**	$ –	$ (2,442)
Unrecognized net (gain) from past experience different from that assumed and effects of changes in assumptions	**(1,123)**	–	(2,692)
Prior service cost not yet recognized in net periodic benefit cost	**(8)**	–	(8)
(Accrued) pension cost	**$ (3,992)**	$ –	$ (5,142)

Year Ended December 31,	2001	2000		1999	
	Post retirement Plan	Defined Benefit Plan	Post retirement Plan	Defined Benefit Plan	Post retirement Plan
(IN THOUSANDS)					
Service cost	**$ 13**	$ –	$ 151	$ –	$ 247
Interest cost	**194**	218	299	378	327
Expected return on plan assets	**–**	(307)	–	(511)	–
Net amortization of prior service cost	**(1)**	–	(18)	–	(26)
Recognized net actuarial gain	**(1,167)**	–	(488)	–	(124)
Loss on termination	**–**	1,097	–	–	–
Net periodic benefit cost (gain)	**(961)**	1,008	(56)	(133)	424
Curtailment	**–**	–	(2,928)	–	–
Net periodic benefit cost (gain) after curtailment	**$ (961)**	$ 1,008	$ (2,984)	$ (133)	$ 424

Assumptions used in the valuations were as follows:

Year Ended December 31,	2001	2000		1999	
	Post retirement Plan	Defined Benefit Plan	Post retirement Plan	Defined Benefit Plan	Post retirement Plan
(IN THOUSANDS)					
Weighted average discount rate	**7.25%**	6.50%	7.75%	6.50%	7.50%
Expected long-term rate of return on plan assets	**N/A**	5.50	N/A	5.50	N/A

401(k) Savings Plan. Home Savings sponsors a defined contribution 401(k) savings plan, which covers substantially all employees. Under the provisions of the plan, Home Savings' matching contribution is discretionary and may be changed from year to year. For 2001 and 2000, Home Savings' match was 50% of pre-tax contributions, up to a maximum of 6% of the employees' base pay. Participants become 100% vested in Home Savings contributions upon completion of five years of service. For the years ended 2001, 2000 and 1999, the expense related to this plan was approximately $308,000, $230,000 and $237,000, respectively.

Butler Wick also sponsors a defined contribution 401(k) savings plan, which covers substantially all employees who have completed one year of service. Under the provisions of the plan, Butler Wick's matching contribution is discretionary and may be changed from year to year. For 2001, 2000 and 1999, Butler Wick's match was 25% of pre-tax contributions, up to a maximum of 6% of the employees' base pay. Participants become 100% vested in Butler Wick contributions upon completion of six years of service. For the years ended 2001, 2000 and 1999, the expense related to this plan was approximately $126,000, $120,000 and $119,000, respectively.

Employee Stock Ownership Plan. In conjunction with the conversion, United Community established an Employee Stock Ownership Plan (ESOP) for the benefit of the employees of United Community and Home Savings. All full-time employees who meet certain age and years of service criteria are eligible to participate in the ESOP. An ESOP is a tax-qualified retirement plan designed to invest primarily in the stock of United Community. The ESOP borrowed $26.8 million from United Community to purchase 2,677,250 shares in conjunction with the conversion. The term of the loan is 15 years and is being repaid primarily with contributions from Home Savings to the ESOP.

The loan is collateralized by the shares of common stock held by the ESOP. As the note is repaid, shares are released from collateral based on the proportion of the payment in relation to total payments required to be made on the loan. The shares released from collateral are then allocated to participants on the basis of compensation as described in the plan. Compensation expense is determined by multiplying the average per share market price of United Community's stock during the period by the number of shares to be released. United Community recognized approximately $2.1 million, $2.0 million and $3.0 million in compensation expense for the years ended December 31, 2001, 2000 and 1999, respectively, related to the ESOP. Unallocated shares are considered neither outstanding shares for computation of basic earnings per share nor potentially dilutive securities for computation of diluted earnings per share. Dividends on unallocated ESOP shares are reflected as a reduction in the loan (and Home Savings' contribution is reduced accordingly). Shares released or committed to be released for allocation during the years ended December 31, 2001, 2000 and 1999 totaled 294,802, 300,679 and 288,926, respectively, and had a combined fair market value of $6.1 million. Shares remaining not released or committed to be released for allocation at December 31, 2001 totaled 3.3 million and had a market value of approximately $23.8 million.

Recognition and Retention Plan. On July 12, 1999, shareholders approved the United Community Financial Corp. Recognition and Retention Plan (RRP). The purpose of the plan is to reward and retain directors, officers and employees of United Community and Home Savings who are in key positions of responsibility by providing them with an ownership interest in United Community. Under the RRP, recipients are entitled to receive dividends and have voting rights on their respective shares, but are restricted from selling or transferring the shares prior to vesting.

In August 1999, United Community awarded 1,342,334 common shares to eligible individuals. Approximately one-fifth of the number of shares awarded, or 268,638 shares, vested on the date of grant. The remaining 1,073,696 shares vest ratably on each of the first four anniversary dates of the plan. In August 2000, United Community awarded 46,291 common shares to eligible individuals. Approximately two-fifths of the number of shares awarded, or 18,517 shares, vested on the date of grant. The remaining 27,774 shares vest ratably on each of the first three anniversary dates of the plan. Shares available for future grants at December 31, 2001, 2000 and 1999 were 50,371 shares, 3,960 shares and 46,291 shares, respectively.

The aggregate fair market value of the unvested RRP shares is considered unearned compensation at the time of grant and is amortized over the vesting period. Compensation expense recognized in 2001, 2000 and 1999 related to the RRP was $1.6 million, $2.0 and $10.3 million, respectively. The expense for 1999 included an accelerated expense of $6.4 million related to the $6.00 per share special capital distribution.

Retention Plan. In connection with the Butler Wick acquisition, United Community established and funded a $3.7 million retention plan into a Rabbi Trust. Participants in the retention plan become vested in their benefits after five years of service, subject to acceleration in the event of a change in control of United Community or Butler Wick. If a participant voluntarily leaves the employ of Butler Wick or a subsidiary, or is fired for cause, before the expiration of the five-year vesting period, the participant will forfeit all funds in the plan. If a participant dies, becomes disabled or retires at or after age 65 and prior to the expiration of the five-year vesting period, the participant, or the participant's estate, will be entitled to receive the funds allocated to him or her under the plan, increased for any earnings or reduced for any loss on such funds, at the end of the five-year vesting period. Retention plan expense, including fair value adjustments related to the assets in Rabbi Trust, was $(73,000), $1.0 million and $937,000 for 2001, 2000 and 1999, respectively.

Long-Term Incentive Plan. On July 12, 1999, shareholders approved the United Community Financial Corp. Long-Term Incentive Plan (Incentive Plan). The purpose of the Incentive Plan is to promote and advance the interests of United Community and its shareholders by enabling United Community to attract, retain and reward directors, directors emeritus, managerial and other key employees of United Community, including Home Savings and Butler Wick, by facilitating their purchase of an ownership interest in United Community.

The Incentive Plan provides for the grant of options, which may qualify as either incentive or nonqualified stock options. The incentive plan provides that option prices will not be less than the fair market value of the stock at the grant date. The maximum number of common shares that may be issued under the plan is 3,471,562. All of the options awarded became exercisable on the date of grant. The option period expires 10 years from the date of grant. A summary of activity in the plan is as follows:

December 31,	**2001**		2000	
	Shares	**Weighted average exercise price**	Shares	Weighted average exercise price
Outstanding at beginning of year	**629,085**	**$6.97**	–	
Granted	**771,390**	**6.66**	638,483	$6.97
Exercised	**1,126**	**6.66**	–	
Forfeited	**91,853**	**6.95**	9,398	6.97
Outstanding at end of year	**1,307,496**	**6.79**	629,085	6.97
Options exercisable at year end	**1,307,496**	**$6.79**	629,085	$6.97
Weighted-average fair value of options granted during year		**$1.83**		$2.44

page

United Community applies the Accounting Principles Board (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized. Had compensation cost for this plan been determined consistent with SFAS No. 123, "Accounting for Stock Based Compensation," United Community's net income and earnings per share for the year ended December 31, 2001 would have been reduced to the pro forma amounts indicated below:

December 31,	**2001**		2000	
	As Reported	**Pro Forma**	As Reported	Pro Forma
(IN THOUSANDS, EXCEPT PER SHARE DATA)				
Net income	**$15,679**	**$13,481**	$11,614	$10,278
Basic earnings per share	**0. 49**	**0.42**	0.35	0.31
Diluted earnings per share	**0. 48**	**0.42**	0.35	0.31

Below is a summary of the assumptions used in the calculation:

December 31,	**2001**	2000
Dividend yield	**4.59%**	2.47%
Expected stock price volatility	**33.63%**	89.26%
Risk-free interest rate	**5.08%**	6.62%
Expected option life (In years)	**10**	10

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments have been determined by United Community using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that United Community could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash, Cash Equivalents, Margin Accounts, Accrued Interest Receivable and Payable and Advance Payments by Borrowers for Taxes and Insurance. The carrying amounts as reported in the Statements of Financial Condition are a reasonable estimate of fair value due to their short-term nature.

Mortgage-related and Investment Securities. Fair values are based on quoted market prices, dealer quotes and prices obtained from independent pricing services.

Loans. The fair value is estimated by discounting the future cash flows using the current market rates for loans of similar maturities with adjustments for market and credit risks.

Loans Held for Sale. The fair value of loans held for sale is based on market quotes.

Federal Home Loan Bank Stock. The fair value is estimated to be the carrying value, which is par. All transactions in the capital stock of the Federal Home Loan Bank are executed at par.

Deposits. The fair value of demand deposits, savings accounts and money market deposit accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using rates currently offered for deposits of similar remaining maturities.

Other Borrowed Funds. The fair value of borrowings is the amount payable on demand at the reporting date.

Off Balance Sheet Commitments. The fair value of commitments is not materially different from the nominal value.

Limitations. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time United Community's entire holdings of a particular financial instrument. Because no market exists for a significant portion of United Community's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, a significant asset not considered a financial asset is premises and equipment. In addition, tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2001 and 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

	December 31, 2001		December 31, 2000	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
(IN THOUSANDS)				
Assets:				
Cash and cash equivalents	**$205,883**	**$205,883**	$ 45,972	$ 45,972
Marketable securities:				
Trading	**8,352**	**8,352**	5,933	5,933
Held to maturity	**1,698**	**1,695**	876	900
Available for sale	**51,081**	**51,081**	98,445	98,445
Mortgage-related securities:				
Held to maturity	**78,798**	**80,644**	107,684	108,229
Available for sale	**67,069**	**67,069**	91,731	91,731
Loans and loans held for sale	**1,426,671**	**1,443,110**	876,653	879,109
Margin accounts	**20,979**	**20,979**	33,361	33,361
Federal Home Loan Bank stock	**18,760**	**18,760**	13,793	13,793
Accrued interest receivable	**17,481**	**17,481**	7,701	7,701
Liabilities:				
Deposits:				
Checking, savings and money market accounts	**(551,475)**	**(551,475)**	(363,245)	(363,245)
Certificates of deposit	**(831,943)**	**(835,375)**	(537,168)	(541,690)
Other borrowed funds	**(271,631)**	**(275,161)**	(114,317)	(114,317)
Advance payments by borrowers for taxes and insurance	**(5,760)**	**(5,760)**	(4,152)	(4,152)
Accrued interest payable	**(2,983)**	**(2,983)**	(2,933)	(2,933)

17. STATEMENT OF CASH FLOWS SUPPLEMENTAL DISCLOSURE

Supplemental disclosures of cash flow information are summarized below:

Year Ended December 31,	**2001**	2000	1999
(IN THOUSANDS)			
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest on deposits and borrowings	**$ 62,963**	$ 45,334	$ 30,880
Income taxes	**7,471**	5,941	6,004
Supplemental schedule of noncash activities:			
Loans transferred to held for sale	**120,981**	–	–
Transfers from loans to real estate owned	**851**	493	313

18. PARENT COMPANY FINANCIAL STATEMENTS

CONDENSED STATEMENT OF FINANCIAL CONDITION

December 31, (IN THOUSANDS)	2001	2000
Assets		
Cash and deposits with banks	$ 343	$ 85
Federal funds sold and other	21,555	19,823
Total cash and cash equivalents	21,898	19,908
Marketable securities:		
Trading	3,769	4,572
Available for sale	2,795	39,919
Note receivable	22,831	24,056
Accrued interest receivable	2	372
Investment in subsidiary-Home Savings	195,452	175,269
Investment in subsidiary-Butler Wick	13,303	12,944
Other assets	4,176	67
Total assets	$264,226	$277,107
Liabilities and Shareholders' Equity		
Other borrowed funds	$ –	$ 12,000
Accrued expenses and other liabilities	2,346	3,208
Total liabilities	2,346	15,208
Total shareholders' equity	261,880	261,899
Total liabilities and shareholders' equity	$264,226	$277,107

CONDENSED STATEMENT OF INCOME

Year Ended December 31, (IN THOUSANDS)	2001	2000	1999
Income			
Interest income	$ 3,752	$ 5,806	$ 8,564
Non-interest income	(862)	227	443
Total income	2,890	6,033	9,007
Expenses			
Interest expense	385	1,152	2,670
Other expenses	986	1,078	1,520
Total expenses	1,371	2,230	4,190
Income before income taxes	1,519	3,803	4,817
Income taxes	602	1,069	2,060
Income before equity in undistributed net earnings of subsidiary	917	2,734	2,757
Equity in undistributed net earnings of subsidiary	14,762	8,880	7,638
Net income	$15,679	$11,614	$10,395

CONDENSED STATEMENT OF CASH FLOWS

Year Ended December 31,	2001	2000	1999
(IN THOUSANDS)			
Cash Flows from Operating Activities			
Net Income	**$ 15,679**	$ 11,614	$ 10,395
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in undistributed earnings of the subsidiaries	**(14,762)**	(8,880)	(7,638)
Amortization of premiums and accretion of discounts	**(1)**	(22)	(26)
Net (gains) losses	**(1)**	19	140
Decrease (increase) in interest receivable	**370**	719	(1,071)
Increase in other assets	**(4,294)**	(54)	(285)
(Decrease) increase in accrued interest payable	**–**	(1,642)	2,670
Decrease in other liabilities	**(789)**	(254)	(177)
Decrease (increase) in trading securities	**803**	(241)	(4,331)
Net cash (used in) provided by operating activities	**(2,995)**	1,259	(323)
Cash Flows from Investing Activities			
Proceeds from principal repayments and maturities of:			
Marketable securities available for sale	**37,665**	25,000	–
Proceeds from sale of:			
Marketable securities available for sale	**350**	473	22,096
Purchases of:			
Marketable securities available for sale	**(356)**	(924)	(86,716)
ESOP loan repayment	**146**	(37)	274
Net cash provided by (used in) investing activities	**37,805**	24,512	(64,346)
Cash Flows from Financing Activities			
Dividends paid	**(9,790)**	(10,141)	(10,095)
Special capital distribution	**–**	–	(226,549)
Net (decrease) increase in borrowed funds	**(12,000)**	(173,000)	185,000
Dividend from subsidiary	**–**	158,000	–
Purchase of treasury stock	**(11,038)**	(3,322)	–
Exercise of stock options	**8**	–	–
Net cash (used in) provided by financing activities	**(32,820)**	(28,463)	(51,644)
Increase (decrease) in cash and cash equivalents	**1,990**	(2,692)	(116,313)
Cash and cash equivalents, beginning of year	**19,908**	22,600	138,913
Cash and cash equivalents, end of year	**$ 21,898**	$ 19,908	$ 22,600

19. SEGMENT INFORMATION

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes standards for the manner in which public enterprises report information about operating segments in financial statements. With the acquisition of Butler Wick in 1999, United Community has two principal segments, retail banking and investment advisory services. Retail banking provides consumer and business banking services. Investment advisory services provide investment brokerage services and a network of integrated financial services. The accounting policies of the segments are the same as those described in Note 1. Condensed statements of income and selected financial information by operating segment for the years ended December 31, 2001, 2000 and 1999 are as follows:

(IN THOUSANDS)	Retail Banking	Investment Advisory Services	Eliminations	Total
2001				
Results of Operations				
Total interest income	$ 114,295	$ 1,982	$ 2,288	$ 113,989
Total interest expense	58,516	819	2,288	57,047
Net interest income after provision for loan loss	53,284	1,163	–	54,447
Non-interest income	8,659	19,790	–	28,449
Non-interest expense	37,434	20,274	–	57,708
Income before tax	24,509	679	–	25,188
Income tax	9,263	246	–	9,509
Net income	$ 15,246	$ 433	$ –	$ 15,679
Selected Financial Information				
Total assets	$2,145,275	$35,977	$236,472	$1,944,780
Capital expenditures	2,407	362	–	2,769
Depreciation and amortization	1,675	548	–	2,223
2000				
Results of Operations				
Total interest income	$ 90,844	$ 3,804	$ 3,026	$ 91,622
Total interest expense	45,001	2,129	3,026	44,104
Net interest income after provision for loan loss	45,543	1,675	–	47,218
Non-interest income	2,590	22,164	–	24,754
Non-interest expense	31,721	22,586	–	54,307
Income before tax	16,412	1,253	–	17,665
Income tax	5,599	452	—	6,051
Net income	$ 10,813	$ 801	$ –	$ 11,614
Selected Financial Information				
Total assets	$1,484,541	$41,027	$225,369	$1,300,199
Capital expenditures	3,743	519	–	4,262
Depreciation and amortization	1,098	475	–	1,573
1999				
Results of Operations				
Total interest income	$ 89,634	$ 2,415	$ 2,078	$ 89,971
Total interest expense	35,200	1,162	2,078	34,284
Net interest income after provision for loan loss	54,334	1,253	–	55,587
Non-interest income	2,285	20,436	–	22,721
Non-interest expense	40,637	20,400	–	61,037
Income before tax	15,982	1,289	–	17,271
Income tax	6,356	520	–	6,876
Net-income	$ 9,626	$ 769	–	$ 10,395
Selected Financial Information				
Total assets	$1,639,856	$41,841	$354,124	$1,327,573
Capital expenditures	1,248	317	–	1,565
Depreciation and amortization	937	419	–	1,356

20. EARNINGS PER SHARE

Earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares determined for the basic computation plus the dilutive effect of potential common shares that could be issued under outstanding stock options and the RRP. No shares of common stock were anti-dilutive for the periods ended December 31, 2001 and 1999. 621,922 shares of common stock were not considered for the diluted earnings per share calculation for the period ended December 31, 2000, as they were anti-dilutive.

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)	2001	2000	1999
Basic Earnings Per Share:			
Net income applicable to common stock	**$15,679**	$11,614	$10,395
Weighted average common shares outstanding	**32,176**	33,186	33,907
Basic earnings per share	**$ 0.49**	$ 0.35	$ 0.31
Diluted Earnings Per Share:			
Net income applicable to common stock	**$15,679**	$11,614	$10,395
Weighted average common shares outstanding	**32,176**	33,186	33,907
Dilutive effect of restricted stock	**154**	130	292
Dilutive effect of stock options	**35**	–	–
Weighted average common shares outstanding for dilutive computation	**32,365**	33,316	34,199
Diluted earnings per share	**$ 0.48**	$ 0.35	$ 0.30

21. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
SUMMARY OF QUARTERLY FINANCIAL INFORMATION

The following tables present summarized quarterly data for each of the years indicated.

(Unaudited) (IN THOUSANDS, EXCEPT PER SHARE DATA)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
2001:					
Total interest income	**$24,038**	**$24,645**	**$32,872**	**$32,434**	**$113,989**
Total interest expense	**11,681**	**12,244**	**16,819**	**16,303**	**57,047**
Net interest income	**12,357**	**12,401**	**16,053**	**16,131**	**56,942**
Provision for loan loss allowances	**330**	**250**	**465**	**1,450**	**2,495**
Noninterest income	**5,788**	**6,118**	**5,236**	**11,307**	**28,449**
Noninterest expense	**12,779**	**13,552**	**14,518**	**16,859**	**57,708**
Income taxes	**1,834**	**1,779**	**2,341**	**3,555**	**9,509**
Net income	**$ 3,202**	**$ 2,938**	**$ 3,965**	**$ 5,574**	**$ 15,679**
Earnings per share:					
Basic	**0.10**	**0.09**	**0.12**	**0.18**	**0.49**
Diluted	**0.10**	**0.09**	**0.12**	**0.17**	**0.48**

Increases of $8.2 million in total interest income and $4.6 million in total interest expense from the second quarter to the third quarter of 2001 are primarily due to the acquisition of Industrial Bancorp.

The increase of $6.1 million in noninterest income in the fourth quarter compared to the third quarter of 2001 is primarily due to a $4.9 million increase in gains on loans sold. A decrease in the loss on trading securities of $636,000 and an increase in underwriting and investment banking of $679,000 also contributed to the increase in noninterest income. Noninterest expense increased $2.3 million in the fourth quarter of 2001 primarily as a result of a $1.9 million increase in salaries and employee benefits.

The provision for loan losses increased in the fourth quarter primarily due to a shift in the mix of the portfolio as a result of the bulk loan sale and an increase of loans on the watch list.

(Unaudited)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
(IN THOUSANDS, EXCEPT PER SHARE DATA)					
2000:					
Total interest income	$21,879	$22,420	$23,236	$24,087	$91,622
Total interest expense	10,083	10,371	11,443	12,207	44,104
Net interest income	11,796	12,049	11,793	11,880	47,518
Provision for loan loss allowances	–	–	150	150	300
Noninterest income	7,255	5,857	5,714	5,928	24,754
Noninterest expense	14,441	13,227	12,740	13,899	54,307
Income taxes	1,508	1,709	1,528	1,306	6,051
Net income	$ 3,102	$ 2,970	$ 3,089	$ 2,453	$11,614
Earnings per share:					
Basic	0.09	0.09	0.09	0.08	$ 0.35
Diluted	0.09	0.09	0.09	0.08	$ 0.35

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
United Community Financial Corp.
Youngstown, Ohio

CROWE CHIZEK

We have audited the accompanying consolidated statement of financial condition of United Community Financial Corp. as of December 31, 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of United Community's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2000 and 1999 financial statements were audited by other auditors, whose report dated January 24, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Community Financial Corp. as of December 31, 2001 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLP

Crowe, Chizek and Company LLP

Cleveland, Ohio
February 8, 2002

shareholder information

United Community Financial Corp. is traded on The Nasdaq Stock Market under the ticker symbol UCFC.

Annual Report on Form 10-K

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge upon written request to:

Patrick A. Kelly, Treasurer
United Community Financial Corp.
275 Federal Plaza West
P.O. Box 1111
Youngstown, Ohio 44501-1111
Phone: 330-742-0500, ext. 2592

For additional information visit our websites at:

www.ucfconline.com
www.hslonline.com
www.butlerwick.com

Annual Meeting

The Annual Meeting of Shareholders of United Community Financial Corp. will be held at 10:00 a.m. on Thursday, April 25, 2002 at:

Mr. Anthony's
7440 South Ave.
Youngstown, Ohio 44512

Shareholder Services

The Registrar & Transfer Company serves as transfer agent for United Community's shares. Communications regarding change of address, transfer of shares or lost certificates should be sent to:

The Registrar & Transfer Company
10 Commerce Dr.
Cranford, New Jersey 07016
Phone: 800-368-5948

Legal Counsel

Vorys, Sater, Seymour and Pease LLP
Atrium Two, 221 E. Fourth Street, Suite 2000
P.O. Box 0236
Cincinnati, Ohio 45201-0236

SAFE HARBOR STATEMENT

This document includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Terms such as "expect," "believe," "hope," "plan" and "grow," as well as similar phrases, are forward looking in nature. The statements regarding continued implementation of United Community's strategic plan – including the pending acquisition of Potters Financial Corporation – are also forward-looking in nature. These statements are subject to risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Such risks include, among other factors, the acceptance of new products and services in the marketplace, overall economic conditions, regulatory findings and the success of finding new opportunities for product and geographic expansion. For a more complete list of risk factors, read United Community's Form 10-K filed with the Securities and Exchange Commission.

Design: Edward Howard & Co.

UNITED COMMUNITY
FINANCIAL CORP.



275 Federal Plaza West • Youngstown, Ohio 44503
330-742-0500 • T.D.D. 330-743-7100
www.ucfconline.com